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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF SEPTEMBER 3, 2009

AMONG

DAINIPPON SUMITOMO PHARMA CO., LTD.,

APTIOM, INC.

AND

SEPRACOR INC.

i

		Page
Section 9.7	Assignment; No Third Party Beneficiaries.	61
Section 9.8	Severability.	61
Section 9.9	Entire Agreement.	61
Section 9.10	Enforcement.	62
Section 9.11	Disclosure Letter.	62
Annex A—Conditions to the Offer
Exhibit A—Definitions
Exhibit B—Form of Amended Certificate of Incorporation of the Surviving Corporation

Table of Defined Terms

Term	Section
Acceptance Time	1.3	(a)
Action	6.9	(b)
Agreement	Preamble
Appraisal Shares	2.6
Bankruptcy and Equity Exception	3.3	(a)
Board Appointment Date	1.3	(a)
Board Recommendation	3.3	(d)
Book-Entry Shares	2.7	(b)
Certificate	2.7	(b)
Certificate of Merger	2.2	(b)
Closing	2.2	(a)
Closing Date	2.2	(a)
COBRA	3.10	(g)
Company	Preamble
Company Adverse Recommendation Change	6.8	(d)
Company Board	1.2	(c)
Company Charter Documents	3.1	(b)
Company Common Stock	Recitals
Company Disclosure Documents	3.8	(a)
Company Disclosure Letter	3
Company Employee	6.2	(a)
Company Equity Award	3.2	(b)
Company Financial Advisors	3.16
Company Financial Statements	3.5	(b)
Company Material Contract	3.18	(a)
Company Preferred Stock	3.2	(a)
Company Registered Intellectual Property	3.15	(b)
Company SEC Reports	3.5	(a)
Company Securities	3.2	(d)
Company Stockholders Meeting	6.1	(b)
Company Subsidiaries	3.4	(a)
Company Subsidiary	3.4	(a)
Company Voting Proposal	6.1	(b)
Confidentiality Agreement	6.7	(b)
Constituent Corporations	2.1
Continuing Directors	1.3	(a)
CRA	3.12	(o)
D&O Insurance	6.9	(c)
DGCL	Recitals
DOJ	6.3	(a)
DOL	3.10	(b)
Drug Regulatory Laws	3.14	(c)
Effective Time	2.2	(b)
Employee Benefit Plan	3.10
Environmental Costs	3.13	(1)
ERISA Affiliate	3.10	(e)
ESPP	2.8	(d)

Term	Section
Exchange Agent	2.7	(a)
Exchange Fund	2.7	(a)
Exercise Notice	1.5	(d)
Expiration Date	1.1	(b)
FCPA	3.5	(h)
FDCA	3.14	(c)
FTC	6.3	(a)
GAAP	3.5	(b)
Governmental Authority	3.3	(c)
Healthcare Regulatory Laws	3.14	(h)
HSR Act	3.3	(c)
Indemnified Party	6.9	(a)
Indenture	6.11	(a)
INDs	3.14	(d)
Information Statement	3.3	(c)
Intellectual Property	3.15	(a)
IT Assets	3.15	(g)
ITA	3.12	(h)
ITCs	3.12	(l)
Judgment	3.3	(b)
Law	3.3	(b)
Leased Real Property	3.19	(b)
Leases	3.19	(b)
Majority Protection Option	1.5	(a)
Majority Protection Option Shares	1.5	(a)
Maximum Amount	6.9	(c)
Merger	Recitals
Merger Consideration	2.5	(a)
Merger Sub	Preamble
NDA	3.14	(c)
Offer	Recitals
Offer Conditions	1.1	(a)
Offer Documents	1.1	(f)
Offer Price	Recitals
Owned Real Property	3.19	(a)
Parent	Preamble
PBGC	3.10	(b)
Permits	3.1	(a)
Permitted Encumbrances	3.19	(c)
Pre-Closing Period	5.1
Proxy Statement	3.3	(c)
Real Property	3.19	(b)
Recommendation Period	6.8(d	)(1)
Registrations	3.14	(b)
Representatives	6.8	(a)
Required Company Stockholder Vote	3.3	(a)
Rights	Recitals
Rights Agent	3.2	(a)
Rights Agreement	3.2	(a)
Rights Amendment	3.21

v

Term	Section
Sarbanes-Oxley Act	3.5	(d)
Schedule 14D-9	1.2	(b)
Section 262	2.6
Securities Act	3.5	(a)
Shares	Recitals
Special Committee	3.3	(d)
Structures	3.19	(e)
Subsequent Offering Period	1.1	(d)
Subsidiary Documents	3.1	(b)
Surviving Corporation	2.1
Tax Sharing Agreements	3.12	(g)
Termination Fee	8.3(b	)(i)
Termination Notice	6.8(d	)(1)
Top-Up Notice	1.4	(d)
Top-Up Option	1.4	(a)
Top-Up Option Shares	1.4	(a)
Transactions	1.2	(a)
Walk Away Date	8.1(b	)(i)
WARN Act	3.10	(n)

 AGREEMENT AND PLAN OF MERGER

        Agreement and Plan of Merger (this "Agreement"), dated as of September 3, 2009, among Dainippon Sumitomo Pharma Co., Ltd., a company formed under the laws of Japan ("Parent"), Aptiom, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Parent ("Merger Sub"), and Sepracor Inc., a Delaware corporation (the "Company"). Capitalized terms not otherwise defined herein shall have the meaning set forth in Exhibit A attached hereto.

Recitals

        WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable this Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in this Agreement;

        WHEREAS, in furtherance of the Transactions, (a) Parent has agreed to cause Merger Sub to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the "Offer") to purchase all the issued and outstanding shares of the Company's common stock, par value $0.10 per share (the "Company Common Stock"), and the associated preferred stock purchase rights (the "Rights", and together with the shares of Company Common Stock, each a "Share" and collectively, the "Shares"), at a price per Share of $23.00 net to the seller in cash (such amount, or any higher amount per Share paid pursuant to the Offer in accordance with this Agreement, the "Offer Price"), on the terms and subject to the conditions set forth in this Agreement, and (b) the Company has granted to Merger Sub the Top-Up Option and the Majority Protection Option;

        WHEREAS, following the consummation of the Offer, subject to the terms and conditions of this Agreement, Parent shall cause Merger Sub to merge with and into the Company (the "Merger"), with the Company surviving the Merger as an indirect wholly-owned subsidiary of Parent, in accordance with the General Corporation Law of the State of Delaware (the "DGCL"). Each Share that is not tendered and accepted pursuant to the Offer, other than certain Shares as provided in Section 2.5(b) and Section 2.6, will thereupon be cancelled and converted in the Merger into the right to receive cash in an amount equal to the Offer Price on the terms and subject to the conditions set forth herein; and

        WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent's and Merger Sub's willingness to enter into this Agreement, the Company's Board of Directors has approved, and the Company and the Rights Agent have entered into, the Rights Amendment.

        NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

ARTICLE 1.

THE OFFER

        Section 1.1    The Offer.

        (a)   Subject to the terms and conditions set forth in this Agreement, as promptly as reasonably practicable after the date of this Agreement, but in no event later than seven (7) Business Days after the date of this Agreement, Merger Sub shall (and Parent shall cause Merger Sub to) commence the Offer, within the meaning of the applicable rules and regulations of the SEC, to purchase any and all outstanding Shares at a price equal to the Offer Price. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, purchase, accept for payment, and pay for, Shares tendered pursuant to the Offer are subject only to the satisfaction or waiver of each of the conditions set forth in Annex A (the "Offer Conditions").

        (b)   The initial expiration date of the Offer shall be the twentieth (20th) Business Day following the commencement of the Offer (determined using Exchange Act Rules 14d-1(g)(3) and 14d-2) (the initial "Expiration Date," and any expiration time and date established pursuant to an authorized extension of the Offer as so extended, also an "Expiration Date"). Notwithstanding the foregoing, if, on the initial Expiration Date or any subsequent Expiration Date, all of the Offer Conditions have not been satisfied or waived, then Merger Sub shall, and Parent shall cause Merger Sub to, subject to the rights of the parties under Article 8, extend (and re-extend) the Offer and its Expiration Date beyond the initial Expiration Date or such subsequent Expiration Date; provided that any such extension shall be in increments determined by Merger Sub of not more than ten (10) Business Days. The Offer may not be terminated prior to its Expiration Date (as such Expiration Date may be extended and re-extended in accordance with this Agreement), unless this Agreement is validly terminated in accordance with Article 8. In no event shall Merger Sub extend the Offer beyond the date that is five (5) Business Days prior to the Walk Away Date without the prior written consent of the Company in its sole discretion. Notwithstanding the foregoing, subject to the rights of the parties under Article 8, Merger Sub shall extend the Offer, and Parent shall cause Merger Sub to extend the Offer, for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by any other Law.

        (c)   Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer. Merger Sub shall, and Parent shall cause Merger Sub to, comply with the obligations respecting prompt payment and announcement under the Exchange Act, and, without limiting the foregoing, Merger Sub shall (and Parent shall cause Merger Sub to) accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable following the later of: (i) the earliest date as of which Merger Sub is permitted under applicable Law to accept for payment Shares tendered pursuant to the Offer and (ii) the earliest date as of which each of the Offer Conditions shall have been satisfied or waived.

        (d)   Merger Sub may, in its discretion, elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act (each a "Subsequent Offering Period") following the Acceptance Time if (i) Merger Sub shall have complied with all of the conditions of Rule 14d-11 under the Exchange Act and (ii) at the commencement of any Subsequent Offering Period (or extension thereof) the number of Shares owned by Parent, Merger Sub and their respective Subsidiaries (including any Shares beneficially owned by any of the foregoing, including all Shares validly tendered and not properly withdrawn at the Acceptance Time) represent less than 90% of the then outstanding number of Shares; provided, however, that if Merger Sub is required to exercise the Top-Up Option pursuant to Section 1.4(c), Merger Sub shall not be permitted to provide for a Subsequent Offering Period. If immediately following the Acceptance Time, Parent, Merger Sub and their respective Subsidiaries own more than 70% but less than 90% of the Shares outstanding at that time (which shall include (i) shares beneficially owned by Parent, Merger Sub and their respective Subsidiaries, which Shares shall be converted into direct ownership at or prior to the expiration of the Offer by Parent, Merger Sub or their respective Subsidiaries, as the case may be, and (ii) shares validly tendered in the Offer and not properly withdrawn at the Acceptance Time), to the extent requested by the Company, Merger Sub shall provide for, and Parent shall cause Merger Sub to provide for, a Subsequent Offering Period of at least ten (10) Business Days; provided, however, that if Merger Sub is required to exercise the Top-Up Option pursuant to Section 1.4(c), the Company shall not have the right to request Merger Sub to provide for a Subsequent Offering Period. Subject to the terms and conditions set forth in this Agreement and the Offer, Parent shall cause Merger Sub to, and Merger Sub shall, accept for payment and pay for all Shares validly tendered and not properly withdrawn during such Subsequent Offering Period as promptly as practicable after any such Shares are tendered during any Subsequent Offering Period and in any event in compliance with Rule 14d-11(c) promulgated under the Exchange Act.

        (e)   Parent and Merger Sub expressly reserve the right to waive any of the Offer Conditions, to increase the Offer Price and/or to modify the other terms of the Offer, except that, without the prior written consent of the Company, Parent and Merger Sub shall not do any of the following:

            (i)  reduce the number of Shares subject to the Offer;

           (ii)  reduce the Offer Price;

          (iii)  change or waive the Minimum Tender Condition; provided, however, that Parent and Merger Sub may, at their sole discretion, waive the Minimum Tender Condition to the extent (but only to the extent) that the number of Shares validly tendered (including by guaranteed delivery) and not properly withdrawn, together with any Shares beneficially owned by Parent or any Subsidiary of Parent, equals at least a majority of the shares of Company Common Stock outstanding on a fully diluted basis on the date of purchase (where "on a fully diluted basis" means the sum of (a) the number of shares of Company Common Stock outstanding on the date of purchase, plus (b) the aggregate number of shares of Company Common Stock issuable upon the conversion, exercise or exchange of all securities issued by the Company or other rights issued or granted by the Company (other than the Rights) that, in each case are outstanding on the date of purchase and that, as of the date of purchase, are convertible into or exercisable or exchangeable for shares of Company Common Stock, excluding in each case any shares of Company Common Stock that are issuable upon the conversion, exercise or exchange of (x) any Convertible Note, (y) any Option that has an exercise price in excess of the Offer Price, or (z) any Option, Restricted Stock Unit or share of Restricted Stock that is not vested as of the date of purchase and would not be vested immediately after and giving effect to the consummation of the Offer);

          (iv)  except as provided in Section 1.1(b), extend or otherwise change the Expiration Date, except (A) as required by applicable Law (including for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof) or (B) in connection with an increase of the Offer Price;

           (v)  change the form of consideration payable in the Offer;

          (vi)  impose any condition to the Offer other than the Offer Conditions; or

         (vii)  otherwise amend, modify or supplement any of the Offer Conditions or the terms of the Offer in any manner adverse to holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of the Parent or Merger Sub to consummate the Offer, the Merger or the other Transactions.

        (f)    On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which Tender Offer Statement shall (i) contain or incorporate by reference an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, being referred to as the "Offer Documents") and (ii) be in form reasonably satisfactory to the Company. The Company shall as promptly as practicable upon request of Parent, provide Parent and Merger Sub with all information concerning the Company and the Company Subsidiaries and Company stockholders that is required to be included in the Offer Documents. Parent and Merger Sub shall cause the Offer Documents to comply in all material respects with the requirements of applicable U.S. federal securities Laws and, on the date first filed with the SEC and on the date first published, sent or given to the holders of Shares, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no covenant is made by Parent or Merger Sub with respect to information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent necessary such that the Offer Documents do not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable U.S. federal securities Laws. The Company and its counsel shall be afforded a reasonable opportunity to review and comment upon the Offer Documents each time before they are filed with the SEC and/or disseminated to holders of Shares (and the Company and its counsel shall provide any comments thereon as soon as reasonably practicable, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel). Parent and Merger Sub shall provide to the Company and its counsel copies of any written comments or telephonic notification of any oral comments or other communications Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments or other communications, shall consult with the Company and its counsel prior to responding to any such comments or other communications and shall provide the Company with copies of all written responses and telephonic notification of any oral responses thereto of Parent or Merger Sub or their counsel, provided that Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to participate in the response of Parent and Merger Sub to any such comments or other communications and to provide comments on that response (to which reasonable and good faith consideration shall be given by Parent and Merger Sub).

        (g)   Unless this Agreement is terminated pursuant to Section 8.1, neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of the Company in its sole discretion, except that in the event this Agreement is terminated pursuant to Section 8.1, Merger Sub shall promptly (and in any event within one (1) Business Day) following such termination irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant thereto. If the Offer is terminated in accordance with this Agreement prior to the purchase of Shares in the Offer, Merger Sub shall promptly return, or cause any depositary acting on behalf of Merger Sub to return, all tendered Shares to the tendering stockholders.

        (h)   The Offer Price shall be adjusted to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization or other like change with respect to Company Common Stock effected by the Company in accordance with the terms and conditions of this Agreement and occurring (or for which a record date is established) after the date of this Agreement and prior to the payment by Merger Sub for the Shares validly tendered and not properly withdrawn in connection with the Offer.

        Section 1.2    Company Actions.

        (a)   Subject to Section 6.8, the Company hereby approves of and consents to the Offer, the Merger and the other transactions contemplated by this Agreement (the "Transactions").

        (b)   Contemporaneously with the commencement of the Offer, if practical, and otherwise reasonably promptly thereafter (it being agreed that the Company shall use reasonable best efforts to make such filing no later than one (1) Business Day, and shall in any event make such filing within two (2) Business Days, of the commencement of the Offer), the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended and supplemented from time to time, the "Schedule 14D-9") and shall disseminate the Schedule 14D-9, to the extent required by Rule 14D-9 promulgated under the Exchange Act and any other applicable Laws, to the holders of the Shares concurrently with the mailing of the Offer Documents. Except and to the extent otherwise permitted pursuant to Section 6.8 below, the Offer Documents and the Schedule 14D-9 shall contain the Board Recommendation, and the Company hereby consents to the inclusion in the Offer Documents of such recommendation. The Schedule 14D-9 shall comply in all material respects with the requirements of applicable U.S. federal securities Laws and, on the date first filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that the Company makes no covenant, agreement, representation or warranty with respect to information supplied by Parent or Merger Sub in writing specifically for inclusion in the Schedule 14D-9. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent necessary such that the Schedule 14D-9 does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable U.S. federal securities Laws.

        (c)   Except in connection with either (i) a Takeover Proposal that the Board of Directors of the Company (the "Company Board") determines in good faith (after consultation with the Company's outside counsel and financial advisor) constitutes or is reasonably likely to lead to a Superior Proposal or (ii) a Company Adverse Recommendation Change, in each case subject to the terms and conditions of Section 6.8:

          (A)  Parent and its counsel shall be afforded a reasonable opportunity to review and comment upon the Schedule 14D-9 before it is filed with the SEC and disseminated to holders of Shares; and

          (B)  The Company shall provide Parent and its counsel copies of any written comments or telephonic notification of any oral comments or other communications the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or other communications, shall consult with Parent and its counsel prior to responding to any such comments or other communications and shall provide Parent with copies of all written responses and telephonic notification of any oral responses thereto of the Company and its counsel. Parent and its counsel shall be given a reasonable opportunity to participate in the response of the Company to any such comments or other communications and to provide comments on that response (to which reasonable and good faith consideration shall be given by the Company).

        (d)   In connection with the Offer, the Company shall instruct its transfer agent to furnish Merger Sub promptly with mailing labels containing the names and addresses of the record holders of Shares as of a recent date and of those Persons becoming record holders subsequent to such date, together with copies of all available lists of stockholders, security position listings and computer files and all other information in the Company's possession or control regarding the beneficial owners of Shares, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request for the purpose of communicating the Offer to the holders of Shares. Subject to the requirements of applicable Law and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger and the other Transactions, Parent and Merger Sub shall, until consummation of the Offer, hold in confidence the information contained in any of such labels and lists in accordance with the Confidentiality Agreement, shall use such information only in connection with the Offer, the Merger and the other Transactions and, if this

Agreement shall be terminated in accordance with Section 8.1, shall deliver to the Company all copies of such information then in their possession or under their control.

        Section 1.3    Directors.

        (a)   Subject to applicable Law and applicable marketplace rules of The NASDAQ Stock Market LLC applicable to the Company at such time, promptly upon the acceptance for payment of and payment by Merger Sub for Shares pursuant to and in accordance with the Offer satisfying the Minimum Tender Condition (the "Acceptance Time"), and as long as Parent directly or indirectly beneficially owns not less than a majority of the issued and outstanding Shares, Merger Sub shall be entitled to designate such number of directors on the Company Board as will give Merger Sub representation on the Company Board equal to that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (A) the number of Shares owned by Parent, Merger Sub or any other Subsidiary of Parent bears to (B) the total number of Shares that are issued and outstanding. The Company shall also, upon the request of Parent, cause such persons designated by Merger Sub to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (I) each committee of the Company Board, subject to compliance with applicable securities Laws and the marketplace rules of The NASDAQ Stock Market LLC (other than any committee comprised solely of Continuing Directors established to take action under this Agreement, which shall be permitted to meet without the presence of other directors solely for purposes of considering and, if necessary, taking any action referred to in Section 1.3(c)), and (II) each board of directors (or similar body) of each Company Subsidiary and each committee of such board of directors (or similar body); provided, however, that in the event that Merger Sub's designees are appointed or elected to the Company Board, until the Effective Time, the Company Board shall have at least two (2) directors who are directors on the date of this Agreement and who qualify as independent directors for purposes of the continued listing requirements of The NASDAQ Stock Market LLC and the SEC rules and regulations (such directors, the "Continuing Directors"); and provided further that, in such event, if the number of Continuing Directors shall be reduced below two (2) for any reason whatsoever, the Company Board shall cause the Person(s) designated by the remaining Continuing Director(s) to fill such vacancy(ies), and such person(s) shall be deemed to be a Continuing Director(s) for purposes of this Agreement or, if no Continuing Directors then remain, the other directors of the Company then in office shall designate two (2) persons to fill such vacancies who are not officers, employees, stockholders or Affiliates of the Company, any Company Subsidiary, Parent, Merger Sub or any other Subsidiary of Parent, and such persons shall be deemed to be Continuing Directors for purposes of this Agreement. In connection with the foregoing, the Company shall either increase the size of the Company Board or obtain the resignation of such number of its current directors, or both, as is necessary to enable Merger Sub's designees to be elected or appointed to the Company Board as provided above, and the Company shall take all actions available to the Company to cause Merger Sub's designees to be so elected or appointed (the date on which the majority of the Company's directors are designees of Merger Sub that have been effectively appointed to the Company Board in accordance herewith, the "Board Appointment Date"). The parties hereto acknowledge and agree that, from and after the Acceptance Date and for so long as Parent, Merger Sub and any Subsidiary of Parent or Merger Sub (excluding the Company and any Company Subsidiary) own at least a majority of the issued and outstanding shares of Company Common Stock, the Company shall be a "controlled company" (within the meaning of the listing requirements of the Nasdaq Global Select Market).

        (b)   The Company's obligations to appoint designees of Merger Sub to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder and to the then applicable rules and regulations of The NASDAQ Stock Market LLC. The Company, at its expense, shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-l in order to fulfill its obligations under this Section 1.3, including mailing to the Company's stockholders the information required by such Section 14(f) and Rule 14f-1 (which the Company shall mail together with the Schedule 14D-9, as contemplated by Section 1.2(b)) as is necessary to fulfill the Company's obligations under Section 1.3(a); provided, that Parent and Merger Sub shall have timely supplied to the Company in writing, and shall be solely responsible for, any information with respect to Parent, Merger Sub and their designees, officers, directors and Affiliates to the extent required by such Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The provisions of Section 1.3(a) are in addition to and shall not limit any rights Parent, Merger Sub or any of their Affiliates may have as a holder or beneficial owner of Shares as a matter of law with respect to the election of directors or otherwise; provided, however, that in no event shall Parent, Merger Sub or any of their Affiliates take any action prior to the Effective Time to remove any Continuing Director from the Company Board other than for cause.

        (c)   Following the election or appointment of Merger Sub's designees pursuant to Section 1.3(a) and prior to the Effective Time, the approval by a majority of the Continuing Directors then in office (or, if there shall be only one or two Continuing Directors then in office, all of such Continuing Directors then in office) shall be required to authorize (and such authorization shall (A) not be effective unless there is in office at least one (1) Continuing Director and (B) constitute the authorization of the Company Board, and no other action on the part of the Company, including any action by any committee thereof or any other director of the Company, shall, unless otherwise required by Law, be required or permitted to authorize) (i) any amendment, modification or termination of this Agreement by the Company, (ii) any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub, (iii) any waiver or exercise of any of the Company's rights under this Agreement, (iv) any waiver of any condition to the Company's obligations hereunder, (v) any amendment to the Company's certificate of incorporation or bylaws, (vi) any authorization of any agreement between the Company or any of the Company Subsidiaries, on the one hand, and Parent, Merger Sub or any of their Affiliates, on the other hand, or (vii) the taking of any other action by the Company or any Company Subsidiary in connection with this Agreement or the Transactions, other than (A) the Company's performance of its obligations under this Agreement, including the consummation of the Merger, and (B) other actions that could not reasonably be expected to adversely affect the interests of the stockholders of the Company (other than Parent or any of its Affiliates). The Continuing Directors shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined by the Continuing Directors and shall have the authority to institute any action on behalf of the Company to enforce performance of this Agreement or any of the Company's rights hereunder.

        Section 1.4    Top-Up Option.

        (a)   The Company hereby grants to Merger Sub an option (the "Top-Up Option"), exercisable in accordance with this Section 1.4, to purchase the number of shares of Company Common Stock (the "Top-Up Option Shares") equal to the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned in the aggregate by Parent, Merger Sub and any Subsidiary of Parent or Merger Sub immediately prior to the exercise of the Top-Up Option (including all Shares validly tendered and not properly withdrawn in the Offer at the Acceptance Time), shall constitute one share more than 90% of the number of shares of Company Common Stock then outstanding (after giving effect to the issuance of the Top-Up Option Shares) for a purchase price per Top-Up Option Share equal to the Offer Price. The Top-Up Option shall only be exercised one time by Merger Sub in whole but not in part.

        (b)   In no event shall the Top-Up Option be exercisable for a number of shares of Company Common Stock in excess of the Company's then authorized and unissued shares of Company Common Stock (including as authorized and unissued shares of Company Common Stock, for purposes of this Section 1.4, any shares of Company Common Stock held in the treasury of the Company and any shares of Company Common Stock reserved for issuance, upon the exercise of any outstanding Option or with respect to any other outstanding security convertible into or exercisable or exchangeable for shares of Company Common Stock other than any shares of Company Common Stock reserved for issuance upon conversion of the Convertible Notes).

        (c)   The Top-Up Option shall be exercised by Merger Sub (and Parent shall cause Merger Sub to exercise the Top-Up Option) immediately after the Acceptance Time or the expiration of any Subsequent Offering Period, as applicable, if (i) at the Acceptance Time or expiration of a Subsequent Offering Period, as applicable, Parent, Merger Sub and any Subsidiary of Parent or Merger Sub do not own in the aggregate at least 90% of the number of shares of Company Common Stock then outstanding and (ii) after giving effect to the exercise of the Top-Up Option, and taking into account the limitations set forth in Section 1.4(b), Parent, Merger Sub and any Subsidiary of Parent or Merger Sub would own in the aggregate one share more than 90% of the number of shares of Company Common Stock then outstanding (after giving effect to the issuance of the Top-Up Option Shares); provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions, unless waived by the Company, that (A) no provision of any applicable Law, and no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by a court of competent jurisdiction or other Governmental Authority of competent jurisdiction, shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (B) upon exercise of the Top-Up Option, the number of Shares owned in the aggregate by Parent, Merger Sub and any Subsidiary of Parent or Merger Sub constitutes at least one share more than 90% of the number of shares of Company Common Stock that will be outstanding immediately after the issuance of the Top-Up Option Shares, (C) Merger Sub has accepted for payment and paid for all Shares validly tendered in the Offer (including, if applicable, during a Subsequent Offering Period) and not properly withdrawn, and (D) upon exercise of the Top-Up Option, Parent covenants to cause the Closing to occur as promptly as practicable following the issuance of the Top-Up Option Shares; and, provided, further, that the Top-Up Option shall terminate concurrently with any termination of this Agreement.

        (d)   The parties shall cooperate to ensure that the issuance of the Top-Up Option Shares is accomplished in a manner consistent with all applicable Law, including compliance with an applicable exemption from registration of the Top-Up Option Shares under the Securities Act. If Merger Sub is required to exercise the Top-Up Option, Merger Sub shall give the Company written notice thereof (the "Top-Up Notice") specifying (i) a place and time for the closing of such purchase (which, subject to applicable Law and any required regulatory approvals, shall be effected as promptly as practicable and not more than five (5) Business Days after the date of delivery of such Top-Up Notice), (ii) the number of shares of Company Common Stock that will constitute the Top-Up Option Shares and (iii) the manner in which Parent or Merger Sub shall pay the applicable purchase price in respect of the Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares, (A) the purchase price in respect of the Top-Up Option Shares purchased upon such exercise of the Top-Up Option (which shall equal the product of (x) the number of Top-Up Option Shares being purchased pursuant to the Top-Up Option and (y) the Offer Price) shall be paid to the Company, at Merger Sub's election, either (I) in immediately available funds by wire transfer to an account designated by the Company or (II) by paying in cash an amount equal to not less than the aggregate par value of such Top-Up Option Shares and by delivering Parent's unsecured, non-negotiable, non-transferable promissory note in the principal amount of the balance of such purchase price, which promissory note shall bear interest at the greater of: (x) the applicable short term federal rate per annum (as periodically set by the IRS), and (y) 3%, shall mature on the first anniversary of the date thereof, and may be prepaid in whole or in part without premium or penalty, and (B) the Company shall deliver to Merger Sub a certificate or certificates representing the number of Top-Up Option Shares so purchased. The Company represents and warrants to Parent and Merger Sub that upon delivery to Merger Sub of the Top-Up Option Shares against payment therefore in accordance herewith, such Top-Up Option Shares shall be duly authorized, validly issued, fully paid and non-assessable shares of Company Common Stock.

        (e)   Parent and Merger Sub acknowledge that the Top-Up Option Shares that Merger Sub may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act, and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Merger Sub agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act. Any certificates evidencing the Top-Up Option Shares shall include any legends required by applicable securities Laws.

        Section 1.5    Majority Protection Option.

        (a)   The Company hereby grants to Merger Sub an option (the "Majority Protection Option"), exercisable in accordance with this Section 1.5, to purchase the number of shares of Company Common Stock (the "Majority Protection Option Shares") equal to the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned in the aggregate by Parent, Merger Sub and any Subsidiary of Parent or Merger Sub (other than the Company and the Company Subsidiaries) immediately prior to the exercise of the Majority Protection Option (including all Shares validly tendered and not properly withdrawn in the Offer at the Acceptance Time), shall constitute a majority of the number of Shares outstanding on a fully diluted basis on the date of exercise of the Majority Protection Option (where for purposes of this Section 1.5, "on a fully diluted basis" means the sum of (i) the number of shares of Company Common Stock outstanding as of such date, plus (ii) the number of Majority Protection Option Shares plus (iii) the aggregate number of shares of Company Common Stock issuable upon the conversion, exercise or exchange of all securities issued by the Company or other rights issued or granted by the Company (other than the Rights, the Top-Up Option and the Majority Protection Option) that, in each case are outstanding as of such date and without regard to whether, as of such date, such securities or other rights are vested or unvested or are convertible into or exercisable or exchangeable for shares of Company Common Stock).

        (b)   In no event shall the Majority Protection Option be exercisable for a number of shares of Company Common Stock in excess of the Company's then authorized and unissued shares of Company Common Stock (including as authorized and unissued shares of Company Common Stock, for purposes of this Section 1.5, any shares of Company Common Stock held in the treasury of the Company and excluding any shares of Company Common Stock reserved for issuance upon conversion, exercise or exchange of securities issued by the Company or other rights issued or granted by the Company (other than the Rights, the Top-Up Option and the Majority Protection Option)). Notwithstanding anything to the contrary in this Section 1.5, in no event shall Merger Sub be permitted to exercise the Majority Protection Option if it is required to exercise the Top-Up Option pursuant to Section 1.4.

        (c)   The Majority Protection Option may be exercised by Merger Sub on or after the Acceptance Time, but only if at such time, Parent, Merger Sub and any Subsidiary of Parent or Merger Sub (other than the Company and the Company Subsidiaries) own at least a majority of the Shares then outstanding but less than a majority of the number of Shares then outstanding on a fully diluted basis (as determined in accordance with Section 1.5(a)); provided, however, that the obligation of the Company to deliver Majority Protection Option Shares upon the exercise of the Majority Protection Option is subject to the conditions, unless waived by the Company in its sole discretion, that (A) no provision of any applicable Law, and no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by a court of competent jurisdiction or other Governmental Authority of competent jurisdiction, shall prohibit the exercise of the Majority Protection Option or the delivery of the Majority Protection Option Shares in respect of such exercise, (B) immediately prior to the exercise of the Majority Protection Option, the number of shares of Company Common Stock owned in the aggregate by Parent, Merger Sub and any Subsidiary of Parent or Merger (other than the Company or the Company Subsidiary) constitutes at least a majority of the issued and outstanding shares of Company Common Stock, and (C) Merger Sub has accepted for payment and paid for all Shares validly tendered in the Offer and not properly withdrawn; provided, further, that the Majority Protection Option shall terminate concurrently with any termination of this Agreement.

        (d)   The parties shall cooperate to ensure that the issuance of the Majority Protection Option Shares is accomplished in a manner consistent with all applicable Law, including compliance with an applicable exemption from registration of the Majority Protection Option Shares under the Securities Act. If Merger Sub desires to exercise the Majority Protection Option, Merger Sub shall give the Company written notice thereof (the "Exercise Notice") specifying (i) a place and time for the closing of such purchase (which, subject to applicable Law and any required regulatory approvals, shall be effected as promptly as practicable and not more than five (5) Business Days after the date of delivery of such Exercise Notice), and (ii) the manner in which Parent or Merger Sub shall pay the applicable purchase price in respect of the Majority Protection Option Shares. At the closing of the purchase of the Majority Protection Option Shares, (A) the purchase price in respect of the Majority Protection Option Shares purchased upon the exercise of the Majority Protection Option (which shall equal the product of (x) the number of Majority Protection Option Shares being purchased pursuant to the exercise of the Majority Protection Option and (y) the Offer Price) shall be paid to the Company, at Merger Sub's election, either (I) in immediately available funds by wire transfer to an account designated by the Company or (II) by paying in cash an amount equal to not less than the aggregate par value of such Majority Protection Option Shares being purchased pursuant to such exercise of the Majority Protection Option and by delivering Parent's unsecured, non-negotiable, non-transferable promissory note in the principal amount of the balance of such purchase price, which promissory note shall bear interest at the greater of: (x) the applicable short term federal rate per annum (as periodically set by the IRS), and (y) 3%, shall mature on the first anniversary of the date thereof, and may be prepaid in whole or in part without premium or penalty, and (B) the Company shall deliver to Merger Sub a certificate or certificates representing the number of Majority Protection Option Shares so purchased. The Company represents and warrants to Parent and Merger Sub that upon delivery to Merger Sub of any Majority Protection Option Shares purchased upon exercise of the Majority Protection Option against payment therefore in accordance herewith, such Majority Protection Option Shares shall be duly authorized, validly issued, fully paid and non-assessable shares of Company Common Stock.

        (e)   Parent and Merger Sub acknowledge that the Majority Protection Option Shares that Merger Sub may acquire upon exercise of the Majority Protection Option will not be registered under the Securities Act, and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Merger Sub agrees that the Majority Protection Option and the Majority Protection Option Shares to be acquired upon exercise of the Majority Protection Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act. Any certificates evidencing the Majority Protection Option Shares shall include any legends required by applicable securities Laws.

ARTICLE 2.

THE MERGER

        Section 2.1    The Merger.    Subject to the terms and conditions of this Agreement and in compliance with the DGCL, at the Closing Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation. For purposes of this Agreement, (a) the corporation surviving the Merger after the Effective Time is sometimes referred to as the "Surviving Corporation" and (b) the Company and Merger Sub are collectively referred to as the "Constituent Corporations".

        Section 2.2    Merger Closing.

        (a)   The Merger shall be consummated (the "Closing") at 10:00 a.m. (Eastern time) on a date to be specified by the parties, which shall be no later than the second (2nd) Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article 7 (other than any such conditions that by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived on the Closing Date), at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, unless another time, date or place is agreed to in writing by the parties hereto (such date upon which the Closing occurs, the "Closing Date").

        (b)   At the Closing, the parties hereto shall cause the Merger to be consummated by causing to be filed with the Secretary of State of the State of Delaware a certificate of merger or a certificate of ownership and merger, as the case may be (in any such case, the "Certificate of Merger"), in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the "Effective Time").

        (c)   Notwithstanding anything herein to the contrary, in the event that Parent, Merger Sub and their respective Subsidiaries collectively hold or acquire at least 90% of the outstanding shares of Company Common Stock after giving effect to the closing of the Offer and, if applicable, the purchase by Merger Sub of the Top-Up Shares, Parent and the Company hereby agree to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of shares of Company Common Stock, in accordance with Section 253 of the DGCL as promptly as practicable.

        Section 2.3    Effect of Merger; Organizational Documents; Directors and Officers.

        (a)   The Merger shall have the effects set forth in this Agreement and Section 259 of the DGCL.

        (b)   The certificate of incorporation of the Surviving Corporation shall at the Effective Time be amended in its entirety to read as set forth on Exhibit B, until thereafter amended as provided therein and under the DGCL. In addition, subject to Section 6.9 hereof, Parent shall cause the bylaws of the Surviving Corporation to be amended and restated in their entirety so that, immediately following the Effective Time, they are identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references to the name of Merger Sub therein shall be changed to refer to the name of the Company, and, as so amended and restated, such bylaws shall be the bylaws of the Surviving Corporation, until further amended in accordance with the DGCL. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall serve until the earlier of their resignation or removal or their respective successors are duly elected or appointed and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall serve until the earlier of their resignation or removal or until their respective successors have been duly elected or appointed and qualified, as the case may be.

        (c)   If requested by Parent prior to the Effective Time, the Company shall use commercially reasonable efforts to cause the directors of each of the Company Subsidiaries (or certain of the Company Subsidiaries as indicated by Parent) to tender their resignations as directors, effective as of the Effective Time, and to deliver to Parent written evidence of such resignations at the Effective Time.

        Section 2.4    Conversion of Merger Sub Capital Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of shares of Merger Sub capital stock, each share of Merger Sub capital stock shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

        Section 2.5    Conversion of Shares.    At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of Shares the following shall occur:

        (a)   Each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares to be canceled pursuant to Section 2.5(b) and (ii) any Appraisal Shares) shall at the Effective Time be canceled and converted automatically into the right to receive an amount in cash equal to the Offer Price (the "Merger Consideration"). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate previously representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such certificate in accordance with Section 2.7, without interest.

        (b)   Each Share held in the treasury of the Company and each Share owned by Merger Sub, Parent or any direct or indirect Subsidiary of Parent or of the Company immediately prior to the Effective Time shall be cancelled automatically and retired and shall cease to exist and no payment or distribution shall be made with respect thereto.

        (c)   The Merger Consideration shall be adjusted to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization or other like change with respect to Company Common Stock occurring (or for which a record date is established) after the date hereof and prior to the Effective Time.

        Section 2.6    Appraisal Rights.    Notwithstanding anything in this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Shares ("Appraisal Shares") pursuant to, and who complies in all respects with, Section 262 of the DGCL ("Section 262") shall not be converted into the right to receive Merger Consideration as provided in Section 2.5(a), but rather the holders of Appraisal Shares shall be entitled to payment of the fair value of such Appraisal Shares in accordance with Section 262 (and at the Effective Time, such Appraisal Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with Section 262); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder's Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, Merger Consideration as provided in Section 2.5(a). The Company shall promptly notify Parent in writing of any written demands received by the Company for appraisal of any Shares, and Parent shall have the right to participate in, and following the Acceptance Time to direct, all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Any portion of the Merger Consideration provided to the Exchange Agent pursuant to Section 2.7(a) to pay for Shares that are instead paid fair value in an appraisal proceeding pursuant to Section 262 shall be returned to Parent upon demand.

        Section 2.7    Exchange of Certificates.

        (a)    Exchange Agent.    Prior to the Effective Time, Parent shall enter into an agreement with Computershare Trust Company N.A., the Company's transfer agent on the date of this Agreement, or another bank or trust company selected by Parent and approved in advance by the Company (such approval not to be unreasonably withheld) (the "Exchange Agent"), which shall provide for the payment of Merger Consideration in accordance with the terms of this Article 2. Parent shall, or shall take all steps necessary to enable and cause Merger Sub to, deposit with the Exchange Agent at or prior to the Effective Time, for the benefit of the holders of Shares outstanding immediately prior to the Effective Time, for payment by the Exchange Agent in accordance with this Article 2, the cash in U.S. dollars necessary to pay for the Shares converted into the right to receive Merger Consideration (the "Exchange Fund"). The Exchange Fund shall not be used for any other purpose. The Exchange Fund shall, pending its disbursement to such holders, be invested by the Exchange Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investor Service, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank which are then publicly available); provided further, however, that no gain or loss thereon shall affect the amounts payable to holders of Shares following the Effective Time and Parent shall take all actions necessary to ensure that the Exchange Fund includes at all times cash in U.S. dollars sufficient to satisfy Parent's obligation under this Article 2. Any interest or income produced (net of any loss) by such amounts on deposit with the Exchange Agent will be payable to Parent or as Parent otherwise directs. In the event of any losses to the Exchange Fund from any investment such that the Exchange Fund is diminished below the level required for the Exchange Agent to make prompt cash payments as required under Section 2.7(b), Parent shall, or shall cause the Surviving Corporation to, as promptly as practicable deposit additional cash into the Exchange Fund to the extent necessary to reimburse the Exchange Fund for any such investment losses.

        (b)    Exchange Procedures.    As soon as reasonably practicable (and in any event within three (3) Business Days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each Person who was a holder of record of Shares immediately prior to the Effective Time, whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.5, (i) the form of letter of transmittal for use in effecting the surrender of stock certificates that immediately prior to the Effective Time represented Shares (each, a "Certificate") or non-certificated Shares represented by Book-Entry ("Book-Entry Shares") (which transmittal letter shall be in customary form approved by the Company, such approval not to be unreasonably withheld, and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in surrendering the Certificates or Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of a Certificate or a Book-Entry Share for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be paid promptly in exchange therefor, and Parent shall cause the Exchange Agent to pay to such holder, the Merger Consideration in respect of the Shares previously represented by such Certificate or Book-Entry Share, and the Certificate or Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Each Certificate and Book-Entry Share shall be deemed at all times from and after the Effective Time to represent only the right to receive upon surrender in accordance with this Section 2.7 the Merger Consideration in respect of the Shares previously represented by such Certificate or Book-Entry Share. No interest shall be paid or shall accrue on any cash payable to holders of Certificates or Book Entry Shares pursuant to the provisions of this Article 2.

        (c)    No Further Ownership Rights in Shares.    The Merger Consideration paid upon the surrender for exchange of Certificates and Book Entry Shares in accordance with the terms of this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates and Book Entry Shares. From and after the Effective Time, the Surviving Corporation shall not permit any further registration of transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book Entry Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article 2, except as otherwise provided by Law.

        (d)    Termination of Exchange Fund.    Any portion of the Exchange Fund that remains undistributed to the holders of Shares for 180 days after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Certificates or Book Entry Shares who have not theretofore complied with this Article 2 shall thereafter only be entitled to receive from the Surviving Corporation (subject to abandoned property, escheat or similar Laws, as general creditors thereof) payment of their claim for Merger Consideration. Any amounts remaining unclaimed immediately prior to such time when such amounts would otherwise escheat or become the property of any Governmental Authority, shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

        (e)    No Liability.    Except to the extent prohibited by applicable Law, none of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar Law.

        (f)    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if requested by Parent or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto pursuant to this Agreement.

        Section 2.8    Equity-Based Compensation Plans and Awards.

        (a)   Prior to the Acceptance Time, the Company shall take all actions reasonably necessary to provide that each Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall become fully vested immediately prior to the Effective Time, and be cancelled as of the Effective Time (without regard to the exercise price of such Option) in exchange for the right to receive at such time, in accordance with this Section 2.8(a), a lump sum cash payment in the amount of the Option Consideration (net of applicable taxes in accordance with Section 2.9), if any, with respect to such Option. In the event that the exercise price of any Option is equal to or greater than the Offer Price, such Option shall be cancelled, without any consideration being payable in respect thereof, and have no further force or effect. Following the Effective Time, no Option shall remain outstanding and all holders of an Option that was outstanding immediately prior to the Effective Time shall only be entitled to receive the consideration set forth in this Section 2.8(a).

        (b)   Prior to the Acceptance Time, the Company shall take all actions reasonably necessary to provide that each share of Restricted Stock and each Restricted Stock Unit, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall become fully vested and all restrictions and conditions applicable thereto shall lapse immediately prior to the Effective Time and be cancelled as of the Effective Time and converted into a right to receive a cash payment equal to the Merger Consideration in accordance with the procedures in Section 2.7(b). Following the Effective Time, no share of Restricted Stock or Restricted Stock Unit shall remain outstanding and all holders of a share of Restricted Stock or Restricted Stock Unit that was outstanding immediately prior to the Effective Time shall only be entitled to receive the consideration set forth in this Section 2.8(b).

        (c)   Each holder of Options, Restricted Stock or Restricted Stock Units shall receive from the Surviving Corporation or Parent, in respect and in consideration therefor, as soon as practicable following the Effective Time (but in any event not later than three (3) Business Days), an amount (net of applicable taxes in accordance with Section 2.9) equal to the consideration payable under this Section 2.8, as applicable.

        (d)   Prior to the Acceptance Time, the Company shall take all actions reasonably necessary to terminate the Stock Plans and the 1998 Employee Stock Purchase Plan (the "ESPP") not later than the Effective Time, provided that such termination may be contingent upon the occurrence of the Closing. In accordance with the terms of the ESPP, the Company shall take all actions reasonably necessary to notify each participant in any ESPP offering period underway as of the date of this Agreement that (i) any outstanding right to purchase shares of Company Common Stock under the ESPP shall terminate at the Effective Time and (ii) such rights may be exercised in full ten (10) days prior to the Effective Time based on payroll deductions credited to such participant's account as of such date. Prior to the Acceptance Time, the Company shall take all actions reasonably necessary to (A) avoid the commencement of any new offering period under the ESPP at or after the date of this Agreement and prior to the Effective Time, including but not limited to, amending the terms of the ESPP and (B) prohibit participants in the ESPP from increasing their payroll deductions or otherwise increasing their purchase elections under the ESPP from those in effect on the date of this Agreement.

        (e)   Prior to the Effective Time, the Company shall deliver to the holders of Options and to participants in the ESPP such notices, if any, as may be required under the terms of the Stock Plans or the ESPP setting forth such holders' rights pursuant to the provisions of this Section 2.8. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Stock Plans or the ESPP) shall adopt such resolutions as may be required to effectuate the provisions of this Section 2.8.

        Section 2.9    Withholding Rights.    Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, whether to any holder of Shares or pursuant to Section 5.1(a), such amounts as Parent, Merger Sub or the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that such amounts are so withheld by Parent, Merger Sub or the Surviving Corporation, such withheld and deducted amounts will be paid to the applicable Governmental Authority and treated for all purposes of this Agreement as having been paid to the holders of Shares, Options, Restricted Stock, Restricted Stock Units, and participants in the ESPP as the case may be, in respect of which such deduction and withholding was made by Parent, Merger Sub or the Surviving Corporation.

        Section 2.10    Further Action.    If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or (b) otherwise carry out the provisions of this Agreement, the Company and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of the Company or otherwise to take any and all such action.

 ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as (a) disclosed in any Qualifying SEC Report (other than (i) any information that is contained solely in the "Risk Factors" section of such Qualifying SEC Reports, except with respect to information contained in the "Risk Factors" section of such Qualifying SEC Reports consisting solely of factual historical statements, and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Qualifying SEC Reports), if the relevance of such disclosure as an exception to one or more of the following representations and warranties is reasonably apparent, or (b) set forth on the disclosure letter (each section of which qualifies (i) the correspondingly numbered representation and warranty or covenant and (ii) other sections of this Agreement to the extent reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections) delivered by the Company to Parent (the "Company Disclosure Letter"), the Company hereby represents and warrants to Parent and Merger Sub as follows:

        Section 3.1    Organization.

        (a)   Each of the Company and the Company Subsidiaries is a corporation, company or other legal entity duly organized, validly existing and, where applicable, in good standing under the laws of the jurisdiction of its organization. Each of the Company and the Company Subsidiaries has all requisite corporate, company or other entity power and authority necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted, except where the failure to have such corporate, company or other entity power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries possesses all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case necessary for the lawful conduct of their respective businesses as now conducted (collectively, "Permits"), except for such Permits, the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

        (b)   The copies of the certificate of incorporation and bylaws of the Company (the "Company Charter Documents") that are incorporated by reference as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 are complete and correct copies of such documents and contain all amendments thereto as in effect on the date of this Agreement. The Company has made available to Parent or its designee complete and correct copies of the certificate of incorporation and by-laws (or comparable organizational documents) of each of the Company Subsidiaries (the "Subsidiary Documents"), in each case, as amended to the date of this Agreement. All such Company Charter Documents and Subsidiary Documents are in full force and effect and neither the Company nor any of the Company Subsidiaries is in material violation of any of their respective provisions. The Company has made available to Parent or its designee complete copies of all material minutes (or, in the case of material minutes that have not yet been finalized, drafts of such minutes (to the extent such drafts exist on the date of this Agreement)) of all meetings of stockholders of the Company, the Board of Directors of the Company and each committee of the Company Board between January 1, 2007 and the date hereof; provided that the Company shall not be obligated to make available to, and has not made available to, Parent or any designee thereof any minutes for any meetings or portions of any meetings that discuss the Transactions or any current or prior alternatives thereto considered by the Company Board or any such committee.

        Section 3.2    Capitalization; Indebtedness.

        (a)   The authorized capital stock of the Company consists of (i) 240,000,000 shares of Company Common Stock and (ii) 1,000,000 shares of preferred stock, par value $1.00 per share ("Company

Preferred Stock"), of which 240,000 shares have been designated as the Company's Series A Junior Participating Preferred Stock and reserved for issuance upon the exercise of Rights. As of the close of business on August 31, 2009: (A) 110,992,118 shares of Company Common Stock were issued and outstanding (including 2,178,059 shares of Restricted Stock and including in each case the associated Rights issued pursuant to the Rights Agreement dated as of June 3, 2002 (the "Rights Agreement") between the Company and EquiServe Trust Company, as rights agent (the "Rights Agent")); (B) no shares of Company Preferred Stock were issued or outstanding; (C) 4,260,822 shares of Company Common Stock were held by the Company as treasury shares; (D) there were outstanding Options to purchase 9,644,018 shares of Company Common Stock and 14,578,152 shares of Company Common Stock were reserved for issuance under the Stock Plans (including upon exercise of the Options); (E) there were 58,711 shares of Company Common Stock subject to outstanding Restricted Stock Units; (F) there were 1,134,661 shares of Company Common Stock available for issuance under the ESPP; and (G) there was outstanding (x) $99,844,000 in aggregate principal amount of the Convertible Notes due 2010 convertible as of such date into 3,346,517 shares of Company Common Stock, and (y) $188,255,000 in aggregate principal amount of Convertible Notes due 2024 convertible as of such date into zero (0) shares of Company Common Stock, and not less than the aggregate number of shares of Company Common Stock specified in the preceding clause (x) were reserved for issuance upon conversion of such Convertible Notes. Such issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid and nonassessable, and are free of preemptive or similar rights under any provision of the DGCL and the Company Charter Documents or any agreement to which the Company is a party or by which the Company is otherwise bound.

        (b)   Section 3.2(b) of the Company Disclosure Letter sets forth a complete and accurate list, as of the close of business on August 31, 2009, of (i) the name of each holder of each Option, share of Restricted Stock or Restricted Stock Unit (each, a "Company Equity Award") that is outstanding under the Stock Plans as of such date, (ii) the number of Shares subject to each such outstanding Company Equity Award, (iii) in the case of Options, the exercise price of such Option, and (vi) the extent to which each such Company Equity Award is vested and exercisable as of such date. The Company has made available to Parent or its designee complete and accurate copies of all (w) Stock Plans and the ESPP, (x) forms of agreements evidencing Options, (y) forms of agreements evidencing Shares of Restricted Stock, and (z) the forms of agreements evidencing Restricted Stock Units.

        (c)   There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or, except for the Convertible Notes, convertible into or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

        (d)   Except as set forth in this Section 3.2 or set forth in Section 3.2 of the Company Disclosure Letter, as of August 31, 2009, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Company that were issued by the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights, in each case, to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights, in each case, that were issued by the Company and that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the "Company Securities"). There are no outstanding obligations of the Company or any Company Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any Company Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities. None of the Shares or Company

Securities are owned by any Company Subsidiary. The Company has not, during the period from August 31, 2009 to the date of this Agreement, issued any Company Securities.

        (e)   The Company has not, since December 31, 2008 and to the date of this Agreement, declared or paid any dividend, or declared or made any distribution on, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock, other than as a result of any cashless exercise of any Option or the acquisition of any Shares of Restricted Stock from employees of the Company or any Company Subsidiary whose employment has terminated with the Company or such Company Subsidiary.

        (f)    The Compensation Committee of the Company Board consists solely of independent directors (as defined in the Nasdaq Marketplace Rules) and has taken, at a duly convened meeting thereof, all such actions as may be required to cause to be exempted under Rule 14d-10(d)(2) under the Exchange Act, any and all employment compensation, severance and employee benefit agreements and arrangements that have been entered into or granted by the Company or any Company Subsidiary with or to current or future directors, officers, or employees of the Company and the Company Subsidiaries, to ensure that all such agreements and arrangements satisfy the non-exclusive safe harbor provisions of Rule 14d-10(d)(2) of the Exchange Act. All Options were granted at an exercise price at least equal to the fair market value (within the meaning of Section 409A of the Code) of a Share on the date of grant and no Option has been repriced, extended or amended since the date of its grant.

        (g)   As of the date of this Agreement, the only principal amount of outstanding Indebtedness for borrowed money of the Company and the Company Subsidiaries is set forth in Section 3.2 of the Company Disclosure Letter. Section 3.2 of the Company Disclosure Letter sets forth a true, correct and complete list of all material obligations of the Company or of its Subsidiaries in respect of interest rate, commodity (whether exchange traded or over-the-counter) or currency obligation swaps, options, hedges (including cash-flow hedges), or similar arrangements, in each case as in effect on the date hereof.

        Section 3.3    Authorization; No Conflict.

        (a)   The Company has the requisite corporate power and authority to enter into and deliver this Agreement and the Rights Amendment and, subject to the adoption of this Agreement by the Company's stockholders under the DGCL to the extent required by applicable Law in the case of the Merger, to carry out its obligations hereunder. Assuming the accuracy of the representations and warranties of the Parent set forth in Section 4.7, the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions have been duly authorized and approved by the Company Board. Assuming the accuracy of the representations and warranties of the Parent set forth in Section 4.7, no other corporate proceedings on the part of the Company is necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, except, in the case of the Merger (i) to the extent required by the DGCL, for the adoption of this Agreement by the holders of a majority of the issued and outstanding Shares (the "Required Company Stockholder Vote") and (ii) for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement has been duly executed and delivered by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general application affecting or relating to the enforcement of creditors rights generally and equitable principles of general applicability, whether considered in a proceeding at law or in equity (the "Bankruptcy and Equity Exception").

        (b)   Neither the execution and delivery of this Agreement by the Company nor the performance or consummation by the Company of the Transactions will (i) result in a violation or breach of or conflict with the Company Charter Documents or the Subsidiary Documents, (ii) result in a violation or breach of or conflict with any provisions of, or result in the loss of any material benefit under or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase (including pursuant to any right of first refusal or the like) under, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets owned or operated by the Company or any Company Subsidiaries under any of the terms, conditions or provisions of any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to receipt of the Required Company Stockholder Vote (to the extent required by the DGCL) and obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 3.3(c) below, violate any judgment, ruling, order, writ, injunction or decree of any Governmental Authority ("Judgment") or any statute, code, decree, law, ordinance, rule, regulation or order of any Governmental Authority ("Law"), in each case applicable to the Company, any of the Company Subsidiaries or any of their respective properties or assets, other than, (x) with respect to events described in the foregoing clause (ii), any such event or events that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect and (y) with respect to the foregoing clause (iii), any such violations of any statute, code, law, ordinance, rule or regulation that is not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

        (c)   No consent, approval, order or authorization of, or registration, declaration or filing with, any United States Federal, state or local governmental, quasi-governmental or regulatory authority, court, body or instrumentality or any governmental, quasi-governmental, regulatory authority, court, body or instrumentality outside of the United States (each, a "Governmental Authority") is necessary to be obtained or made by the Company or any Company Subsidiary in connection with the Company's execution and delivery of this Agreement or the consummation by the Company of the Transactions, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, (ii) compliance with and filings pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act") and the Investment Canada Act, (iii) the filing with the SEC of (A) the Offer Documents and Schedule 14D-9, (B) if necessary, a proxy statement in definitive form relating to the Company Stockholders Meeting (as defined in Section 6.1(b)) (such proxy statement, as amended or supplemented from time to time, (the "Proxy Statement")) and compliance with other applicable requirements of the Exchange Act, (C) any information statement required by Rule 14f-1 promulgated by the SEC under the Exchange Act (the "Information Statement") in connection with the Offer and (D) such reports under Section 13 or 16 of the Exchange Act and the rules and regulations promulgated thereunder, as may be required in connection with this Agreement and the Transactions, (iv) compliance with the rules of The NASDAQ Stock Market LLC, (v) compliance with the "blue sky" laws of various states and (vi) such other consents, approvals, orders, authorizations, registrations, declarations or filings, the lack of which, individually or in the aggregate, would not reasonably be expected to prevent consummation of the Offer or the Merger.

        (d)   The Company Board, at a meeting duly called and held, has duly and unanimously, upon the unanimous recommendation of the Special Committee of the Company Board (the "Special Committee"), adopted resolutions (i) approving the Rights Amendment, (ii) declaring that this Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (iii) approving and declaring advisable this Agreement and the Transactions, including the Offer and the Merger (such approval having been made in accordance with the DGCL, including for purposes of Section 203 thereof) and (iv) recommending that the Company's stockholders accept the Offer, tender their Shares to Merger Sub pursuant to the Offer and adopt this Agreement (such recommendation, the "Board Recommendation"), which resolutions have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement. The Company has been advised, as of the date hereof, that each of its directors and officers with a title of Executive Vice President and above intends to tender all of his or her Shares, if any, in the Offer.

        Section 3.4    Subsidiaries.

        (a)   All of the Subsidiaries of the Company (each a "Company Subsidiary" and together, the "Company Subsidiaries") in existence as of the date hereof and their respective jurisdictions of organization are identified in Section 3.4(a) of the Company Disclosure Letter. Other than the Company Subsidiaries, as of the date hereof the Company does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, other equity interest or any other capital stock of any Person other than securities held for investment by the Company or any of the Company Subsidiaries and consisting of less than 5% of the outstanding capital stock or other ownership interest of such Person.

        (b)   All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, each Company Subsidiary are, where applicable, duly authorized, validly issued, fully paid and nonassessable, and the Company or a Company Subsidiary is the record and beneficial owner of such shares, securities or interests (other than directors' qualifying shares in the case of non-U.S. Subsidiaries, all of which the Company has the power to cause to be transferred for no or nominal consideration to the Company or the Company's designee), free and clear of any Liens, and free of any limitations on voting rights. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments to which the Company or any Company Subsidiary is a party or by which they are bound and that provide for the issuance, transfer, sale, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) of any of the capital stock or other equity interests of, or other ownership interests in, any Company Subsidiary. There are no agreements requiring the Company or any Company Subsidiary to make contributions to the capital of, or lend or advance funds to, any Company Subsidiary other than guarantees of bank obligations of Subsidiaries of the Company entered into in the Ordinary Course of Business.

        Section 3.5    SEC Reports and Financial Statements.

        (a)   Since January 1, 2007, the Company has filed with or furnished to the SEC all forms, reports, schedules, certifications, registration statements, definitive proxy statements and other documents required to be filed or furnished by the Company with or to the SEC. All such forms, reports, schedules, certifications, registration statements, definitive proxy statements and other documents (including those that the Company may file after the date hereof until the Closing) are referred to herein as the "Company SEC Reports." As of their respective dates, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, (i) the Company SEC Reports filed prior to the date of this Agreement complied, and the Company SEC Reports to be filed after the date of this Agreement will comply, in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as the case may be, and the respective rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports, and (ii) none of such Company SEC Reports that is not a registration statement contained (or, in the case of Company SEC Reports to be filed after the date of this Agreement, will contain) any untrue statement of a material fact or omitted (or, in the case of SEC Reports to be filed after the date of this Agreement, will omit) to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each Company SEC Report that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not, and each such Company SEC Report filed subsequent to the date of this Agreement and prior to the consummation of the Offer will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Company has made available to Parent or its designee copies of all comment letters received by the Company from the SEC since January 1, 2007 and to the date of this Agreement relating to the Company SEC Reports, together with all material written responses of the Company thereto. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC Staff with respect to the Company SEC Reports. To the Knowledge of the Company, as of the date of this Agreement, none of the Company SEC Reports is the subject of ongoing SEC review or investigation.

        (b)   The consolidated balance sheets and the related consolidated statements of operations, consolidated statements of stockholders' equity and consolidated statements of cash flows (including, in each case, any related notes and schedules thereto) (collectively, the "Company Financial Statements") of the Company contained or to be contained in the Company SEC Reports complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been or will be prepared in conformity with United States generally accepted accounting principles ("GAAP") (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as otherwise noted therein) and present or will present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and the Company Subsidiaries as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal and recurring year end adjustments). Except (i) as disclosed in the Company Financial Statements as of and for the period ended December 31, 2008 or included in the Company SEC Reports filed or furnished after that date and prior to the date of this Agreement, (ii) for liabilities arising out of or in connection with the Transactions and (iii) for liabilities incurred in the Ordinary Course of Business since December 31, 2008, the Company and the Company Subsidiaries do not have any liabilities of any nature (whether accrued, absolute, contingent or otherwise) other than liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        (c)   Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including, any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC), where the results, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company SEC Reports.

        (d)   The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). Each required form, report and document containing financial statements that has been filed with or submitted to the SEC, to the extent required, was accompanied by the certifications required to be filed or submitted by the Company's chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

        (e)   The Company has (i) disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to its principal executive officer and principal financial officer, (ii) internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (iii) evaluated the effectiveness of the Company's disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation and (iv) to the extent required by applicable Law, disclosed in such report or amendment any change in the Company's internal control over financial reporting that occurred during the period covered by such report or amendment that has affected, or is reasonably likely to affect, the Company's internal control over financial reporting in any material respect.

        (f)    The Company has disclosed, based on the most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

        (g)   The Company is in compliance in all material respects with the applicable listing and other rules and regulations of The NASDAQ Stock Market LLC.

        (h)   Since June 30, 2004, the Company and the Company Subsidiaries have not violated, in any material respect, the provisions of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"). The Company has disclosed to Parent all internal investigations and, to the Knowledge of the Company, all external, governmental or other regulatory investigations, in each case regarding any action or any allegation of any action prohibited by the FCPA.

        Section 3.6    Absence of Material Adverse Changes, etc.    Since December 31, 2008, there has not been or occurred any event, change, occurrence or development of a state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. From December 31, 2008 until the date of this Agreement, except as contemplated hereby, (a) the business of the Company and the Company Subsidiaries, taken as a whole, has been conducted in the Ordinary Course of Business and (b) there has not been any action or event that would have required the consent of Parent under Section 5.1(b) of this Agreement (other than paragraphs (b)(vii), (b)(viii), (b)(ix) and (b)(xvi) of Section 5.1) had such action or event occurred after the date of this Agreement.

        Section 3.7    Litigation.    Section 3.7 of the Company Disclosure Letter lists (x) all Paragraph IV Certifications and (y) all other suits, complaints filed under seal, actions, claims, charges or legal, administrative, arbitration or other proceedings or governmental or regulatory audits or investigations that are pending or, to the Knowledge of the Company, threatened, in each case as of the date hereof, to which the Company or any of the Company Subsidiaries is a party (including those before any Governmental Authority, or, to the Knowledge of the Company, that affect the business or assets of the Company or any of the Company Subsidiaries) and that, in the case of this clause (y) either (i) claim an amount of monetary damages in excess of $1,500,000, (ii) seek to impose equitable relief or (iii) has been initiated by or would, if initiated, be commenced by, a Governmental Authority. There are no Judgments outstanding (or, to the Knowledge of the Company, threatened to be imposed) against the Company or any of the Company Subsidiaries, except for any such threatened Judgments that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        Section 3.8    Disclosure Documents.

        (a)   Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company's stockholders in connection with the Offer (the "Company Disclosure Documents"), including the Schedule 14D-9, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. Any Company Disclosure Document, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Company Disclosure Documents based on information supplied by Parent or any Affiliate thereof in writing specifically for inclusion or incorporation by reference in the Company Disclosure Documents.

        (b)   The information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents, on the date the Offer Documents are first published, sent or given to holders of Shares, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they shall be made, not misleading.

        Section 3.9    Broker's or Finder's Fees.    Section 3.9 of the Company Disclosure Letter identifies each agent, broker, investment banker, or similar Person or firm acting on behalf of the Company or any Company Subsidiary or under the Company's or any Company Subsidiary's authority that is or will be entitled to any advisory, commission or broker's or finder's fee or similar fee or commission or reimbursement of expenses from any of the parties hereto in connection with any of the Transactions. The Company has heretofore made available to Parent or its designee a complete and correct copy of the Company's engagement letter with each of the Persons listed in Section 3.9 of the Company Disclosure Letter, which letters describe all fees payable to such Persons in connection with the Transactions, all agreements under which any such fees or any expenses are payable and all indemnification and other agreements related to the engagement of such Persons.

        Section 3.10    Employee Plans.    (a) Section 3.10(a) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of all Employee Benefit Plans. For purposes of this Agreement, "Employee Benefit Plan" means any material: (i) "employee pension benefit plan" (as defined in Section 3(2) of ERISA), (ii) "employee welfare benefit plan" (as defined in Section 3(1) of ERISA), (iii) employment, consultancy (involving payment by the Company or any Company Subsidiary to a natural person of more than $250,000 per annum) or similar service plan, agreement or arrangement, and (iv) other written or oral, registered or non-registered, funded or unfunded plan, agreement, program, policy, practice or arrangement providing direct or indirect compensation or benefits, including pension benefits, retirement savings, insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of equity or cash incentive compensation or post-retirement compensation and all unexpired severance agreements, medical, dental, vision or prescription benefits for the benefit of any current or former employee, director or independent contractor of the Company or any Company Subsidiary that is sponsored, maintained or contributed to by the Company or any Company Subsidiary, or with respect to which the Company or any Company Subsidiary has any material direct or indirect liability, contingent or otherwise, excluding any of the foregoing that are required to be maintained by the Company or any of the Company Subsidiaries under the Laws of any foreign jurisdiction.

        (b)   With respect to each Employee Benefit Plan, the Company has made available to Parent or its designee a complete and accurate copy, to the extent applicable, of (i) such Employee Benefit Plan and any material amendments thereto, (ii) for the three most recent years (A) Forms 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports, (iii) each trust or funding agreement, insurance policies, group annuity contract and summary plan description and any material modifications thereto, if any, (iv) the most recent determination letter (or, if applicable, advisory or opinion letter) from the IRS and (v) for the last three years, all material correspondence with the IRS, the United States Department of Labor (the "DOL"), the Pension Benefit Guaranty Corporation (the "PBGC"), the SEC and any other governmental authority regarding the operation or the administration of any Employee Benefit Plan.

        (c)   Each Employee Benefit Plan has been administered in all material respects in accordance with ERISA, the Code and all other applicable Laws and in accordance with its terms.

        (d)   Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS to the effect that such Employee Benefit Plan is qualified and the plan and trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and neither the Company nor any Company Subsidiary has as of the date of this Agreement received any notice that any such determination or opinion letter has been revoked, and, to the Company's Knowledge, there are no facts or circumstances that would reasonably be expected to cause the loss of such qualification. With respect to each Employee Benefit Plan, all material reports, returns, notices and other documentation that are required to have been filed with or furnished to the IRS, the DOL, the PBGC, the SEC or any other Governmental Authority, or to the participants or beneficiaries of such Employee Benefit Plan, have been filed or furnished on a timely basis. No individual who has performed services for the Company or any Company Subsidiary has been improperly excluded from participation in any Employee Benefit Plan, and neither the Company nor any Company Subsidiary has any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer, except where such exclusion or any such liability, individually or in the aggregate, has not had and would not be reasonably expected to result in any material liability to the Company and the Company Subsidiaries, taken as a whole.

        (e)   None of the Company, any of the Company Subsidiaries or any of their ERISA Affiliates (i) has within the last six (6) years ever sponsored, maintained contributed to or had any liability in respect of a defined benefit pension plan (as defined in Section 3(35) of ERISA or other applicable Laws) or plan subject to Section 412 of the Code or Title IV of ERISA or (ii) has at any time sponsored or contributed to, or had any liability in respect of, a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA or other applicable Laws). For the purposes of this Agreement, "ERISA Affiliate" means any entity which is a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (C) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or a Company Subsidiary. Neither the Company nor any Company Subsidiary sponsors any compensatory equity plans other than the Stock Plans and the ESPP or otherwise grants or has granted any equity based compensation awards that remain outstanding other than under the Stock Plans and the ESPP.

        (f)    Except as set forth in Section 3.10(f) of the Company Disclosure Letter, the consummation of the Transactions will not result (either alone or in combination with any other event) in: (i) any payment of, or increase in, remuneration or benefits to, any current or former director or employee of the Company or any of the Company Subsidiaries; (ii) any cancellation of Indebtedness owed to the Company by any director or employee of the Company; (iii) except as contemplated by this Agreement, the acceleration of the vesting, funding or time of any payment or benefit to any current or former director or employee of the Company; (iv) any "parachute payment" within the meaning of Section 280G of the Code; (v) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement; or (vi) any limitation or restriction on the right of the Company to merge, amend or terminate any of the Employee Benefit Plans.

        (g)   Neither the Company nor any Company Subsidiary has incurred any current or projected material liability in respect of post-employment health, medical or life insurance benefits for any current or former employees of the Company or any Company Subsidiary, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended ("COBRA"), or other applicable Laws, and at the expense of the employee or former employee.

        (h)   Each Employee Benefit Plan providing for deferred compensation that constitutes a "nonqualified deferred compensation plan" (as defined in Section 409A(d)(1) of the Code and applicable regulations (including IRS Notice 2005 1)) for any service provider to either the Company, any Company Subsidiary or any of their respective ERISA Affiliates (i) complies with the requirements of Section 409A of the Code and the regulations promulgated thereunder or (ii) is exempt from compliance under the "grandfather" provisions of IRS Notice 2005 1 and applicable regulations, and has not been "materially modified" (within the meaning of IRS Notice 2005 1 and Treas. Reg. § 1.409A 6(a)(4)) since October 3, 2004.

        (i)    Section 3.10(i) of the Company Disclosure Letter contains a correct and complete list identifying each material International Plan in effect as of the date of this Agreement. Copies of each such International Plan and any amendments thereto have been provided to Parent, and copies of, to the extent applicable, any related trust or funding agreements or Insurance policies, amendments thereto, actuarial reports relating thereto and prospectuses or summary plan descriptions relating thereto have been provided to Parent. To the Company's Knowledge, each International Plan has been maintained in material compliance with its terms and with the requirements prescribed by applicable Law (including any special provisions relating to qualified plans where such International Plan was intended to so qualify) and to the extent required has been maintained in good standing with the applicable regulatory authorities.

        (j)    To the Company's Knowledge, no transaction prohibited by Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any Employee Benefit Plan which is covered by Title I of ERISA, which transaction has caused or would be reasonably be expected to cause the Company or any Company Subsidiary to incur any material liability under ERISA, the Code or otherwise, excluding transactions effected pursuant to and in compliance with a statutory or administrative exemption.

        (k)   Except as set forth on Schedule 3.10(k), with respect to any Employee Benefit Plan, (i) no material actions, liens, lawsuits, claims or complaints (other than routine claims for benefits) are pending or, to the Company's Knowledge, threatened, against the Company or any Company Subsidiary, (ii) to the Company's Knowledge, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims, (iii) no written or oral communication has been received from the PBGC in respect of any Employee Benefit Plan concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the Transactions, and (iv) no material administrative investigation, audit or other administrative proceeding by the DOL, the PBGC, the IRS or any other governmental agency is pending, in progress or, to the Company's Knowledge, threatened against the Company or any Company Subsidiary.

        (l)    As of the date hereof, there is no intention that any Employee Benefit Plan be materially amended, suspended or terminated or otherwise modified.

        (m)  All material contributions (including all employer contributions and employee salary reduction contributions) or material premium payments required to have been made under the terms of any Employee Benefit Plan, or in accordance with applicable Law, as of the date of this Agreement have been timely made or reflected on the Company's financial statements to the extent required by GAAP, and all material contributions or material premium payments for any period ending on or prior to the Acceptance Time which are not yet due will, on or prior to the Acceptance Time, have been paid or accrued on the Company's financial statements in accordance with GAAP.

        (n)   The Company has not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the "WARN Act"), or any similar state or local law concerning plant closure or mass layoff that remains unsatisfied.

        (o)   The Company's Compensation Committee has (i) approved each employment, compensation, severance and employee benefit agreement, arrangement or understanding pursuant to which consideration is payable to any director or employee of the Company or any Company Subsidiary as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d 10(d)(1) under the Exchange Act, and (ii) taken all other required actions to satisfy the requirements of the nonexclusive safe harbor with respect to such agreement, arrangement or understanding in accordance with Rule 14d 10(d)(2) under the Exchange Act. The Company Board has determined that the Company's Compensation Committee is composed solely of "independent directors" in accordance with the requirements of Rule 14d 10(d)(2) under the Exchange Act and the instructions thereto.

        Section 3.11    Employment Matters.    Neither the Company nor any of the Company Subsidiaries is the subject of any material proceeding asserting that the Company or any of the Company Subsidiaries has committed an unfair labor practice or that is seeking to compel it to bargain with any labor union or labor organization. There are no pending or, to the Company's Knowledge, threatened labor strikes, walkouts, work stoppages, slow-downs or lockouts involving the Company or any of the Company Subsidiaries that, individually or in the aggregate, are or would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary is party to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other labor agreement with any labor union or organization. No labor organization or group of employees of the Company or any Company Subsidiary has since January 1, 2007 and prior to the date of this Agreement made a demand for representation or certification to the Company or any Company Subsidiary and to the Company's Knowledge, there are no representation or certification proceedings or petitions seeking a representation currently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority in any jurisdiction. The Company and the Company Subsidiaries have complied in all material respects with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker's compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of Taxes, and continuation coverage with respect to group health plans.

        Section 3.12    Taxes.

        (a)   All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) were, upon the filing thereof, correct and complete in all material respects.

        (b)   The Company and the Company Subsidiaries have fully and timely paid all material Taxes owed by them and have made adequate provision for any material Taxes that are not yet due and payable, for all taxable periods, or portions thereof, ending on or before the date hereof.

        (c)   The Company and the Company Subsidiaries have made available to Parent or its designee correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods for which the applicable statutory period of limitations have not expired.

        (d)   There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, material Taxes due from the Company or any of the Company Subsidiaries for any taxable period and no request for any such waiver or extension is pending as of the date of this Agreement.

        (e)   As of the date of this Agreement, no audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened with respect to any material Taxes due from or with respect to the Company or any of the Company Subsidiaries. As of the date of this Agreement, no Governmental Authority has given notice of its intention to assert any deficiency or claim for additional Taxes against the Company or any of the Company Subsidiaries. Since January 1, 2007, no claim has been made against the Company or any of the Company Subsidiaries by any Governmental Authority in a jurisdiction where the Company and the Company Subsidiaries do not file Tax Returns that the Company or such Company Subsidiary is or may be subject to taxation by that jurisdiction or is or may be required to file Tax Returns therein. All deficiencies for Taxes asserted or assessed against the Company or any of the Company Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Qualifying SEC Reports other than any such claim that has been resolved on prior to the date of this Agreement.

        (f)    There are no Liens for Taxes upon the assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for current Taxes not yet due or Liens in respect of Taxes in amounts that are not material to the Company and its Subsidiaries, taken as a whole.

        (g)   Neither the Company nor any of the Company Subsidiaries is a party to any Contract relating to the sharing, allocation or indemnification of Taxes (collectively, "Tax Sharing Agreements") or has any liability for Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Code, filing consolidated federal income tax returns of which the Company is the common parent) under Treasury Regulation § 1.1502 6, or any similar state, local or foreign Tax law, as a transferee or successor, or otherwise.

        (h)   The Canadian Subsidiaries have not or have not been deemed to have for purposes of the Income Tax Act (Canada) (the "ITA"), acquired or had the use of property for proceeds greater than the fair market value thereof from, or disposed of property for proceeds less than the fair market value thereof to, or received or performed services for other than the fair market value from or to, or paid or received interest or deemed interest or any other amount other than at a fair market value rate to or from, any Person, firm, or corporation with whom it does not deal at arm's length within the meaning of the ITA.

        (i)    The Company and the Company Subsidiaries have each withheld from their respective employees, independent contractors, creditors and third parties, and timely paid to the appropriate taxing authority, proper and accurate amounts for all periods ending on or before the date of this Agreement in compliance with all material Tax withholding and remitting provisions of applicable Laws. The Company and the Company Subsidiaries have each complied in all material respects with all material Tax information reporting provisions under applicable Laws.

        (j)    The Canadian Subsidiaries have (i) collected from each receipt from any of their past and present customers (or other persons paying amounts to the Canadian Subsidiaries) the amount of all material Taxes (including goods and services tax and provincial and state and local sales taxes) required to be collected and (ii) remitted such Taxes when due, in the form required under the appropriate legislation or made adequate provision for the payment of such amount to the proper receiving authorities.

        (k)   Neither the Company nor any of the Company Subsidiaries has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

        (l)    All research and development investment tax credits ("ITCs") and expenditures were claimed by the Canadian Subsidiaries in accordance with the ITA and the relevant provincial legislation and the Canadian Subsidiaries satisfied at all times the relevant criteria and conditions entitling them to such ITCs and expenditures. All refunds of ITCs received or receivable by the Canadian Subsidiaries in any financial year were claimed in accordance with the ITA and the relevant provincial legislation and the Canadian Subsidiaries satisfied at all times the relevant criteria and conditions entitling them to claim a refund of such ITCs.

        (m)  Except as set forth on Schedule 3.12(m), neither the Company nor any of the Company Subsidiaries will be required to include in a taxable period ending after the Acceptance Time taxable income attributable to income that accrued in a taxable period prior to the Acceptance Time but was not recognized for Tax purposes in such prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or a change in method of accounting for a taxable period ending on or prior to the Acceptance Time under Section 481 of the Code or comparable provisions of state, local or foreign Tax law.

        (n)   Any adjustment of Taxes of the Company or any of the Company Subsidiaries made by the IRS, which adjustment is required to be reported to the appropriate state, local, or foreign Taxing authorities, has been so reported.

        (o)   Neither the Company nor any of the Company Subsidiaries has executed or entered into a closing agreement under Section 7121 of the Code or any similar provision of state, local or foreign Tax law, and neither the Company nor any of the Company Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other taxing authority or has obtained an advanced tax ruling from the Canada Revenue Agency (the "CRA").

        (p)   There is no Contract, plan or arrangement covering any Person that, individually or in the aggregate, would be reasonably expected to give rise to the payment of any amount that would not be deductible by Parent, the Company or any of their respective Subsidiaries by reason of Section 162(m) of the Code.

        (q)   As of the Acceptance Time, there will not be any Contract that, individually or collectively, could give rise to the payment of any amount by the Company or Company Subsidiaries that would not be deductible by virtue of section 67 of the ITA, other than in the Ordinary Course of Business.

        (r)   Neither the Company nor any of the Company Subsidiaries has entered into any transaction that constitutes a "reportable transaction" within the meaning of Treasury Regulation § 1.6011-4(b).

        (s)   The Company and the Company Subsidiaries have not at any time benefited from a forgiveness of debt or entered into any transaction or arrangement (including conversion of debt into shares of its share capital) which could have resulted in the application of sections 78, 80, 80.01, 80.02, 80.03 and 80.04 of the ITA.

        (t)    No circumstances exist and no transaction or event or series of transactions or events has occurred which has resulted or could result in a liability for Tax to the Canadian Subsidiaries, either before, on or after the Acceptance Time, under section 17 of the ITA.

        (u)   For all transactions during a taxation year commencing after 1997, and ending on or before the Acceptance Time between a Canadian Subsidiary on the one hand, and, on the other, any Person that is a non-resident of Canada for purposes of the ITA and not dealing at arm's length with such Canadian Subsidiary for purposes of the ITA, such Canadian Subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the ITA.

        (v)   The Company has not been a United States real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

        Section 3.13    Environmental Matters.    The Company and each of the Company Subsidiaries are, and since January 1, 2007 have been, in material compliance with all applicable Environmental Laws. There are no present or, since January 1, 2007, past, conditions, events, circumstances, facts, activities, practices, incidents, or actions:

          (1)   that have required or would reasonably be expected to require under applicable Environmental Laws that the Company or any of the Company Subsidiaries incur any material cleanup, remediation, removal or other response costs (including the cost of coming into compliance with applicable Environmental Laws), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies required under applicable Environmental Laws), losses, liabilities, payments, damages (including any actual, punitive or consequential damages (A) under any applicable Environmental Laws, contractual obligations or otherwise or (B) to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case arising out of or relating to any Environmental Matters (collectively, "Environmental Costs"); or

          (2)   that have formed or, to the Knowledge of the Company, would reasonably be expected to form the basis under applicable Environmental Laws of any material legal actions, claims, demands, charges, complaints, investigations, arbitrations examinations, indictments, litigations, suits or other civil, criminal or administrative proceedings against or involving the Company or any of the Company Subsidiaries arising out of or relating to any Environmental Matters.

        (b)   As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice or other written communication that has not been fully and finally resolved: (i) that any of them is or has been alleged to be a potentially responsible Person or otherwise liable under applicable Environmental Laws for material liability, obligations, damages or penalties in connection with any waste disposal site or other location allegedly containing any Hazardous Substances; (ii) of any failure by any of them to comply with applicable Environmental Laws or the requirements of any Permits required pursuant to applicable Environmental Laws, if as a result of such non-compliance, individually or in the aggregate, the Company and the Company Subsidiaries, taken as a whole, has incurred or is reasonably expected to incur material liabilities, obligations, damages or penalties; or (iii) that any of them is requested or required by any Governmental Authority under applicable Environmental Laws to perform any material investigatory or remedial activity or other action in connection with any actual or alleged release of Hazardous Substances or any other Environmental Matters.

        (c)   True, correct and complete copies of all material environmental reports, surveys, assessments and other documents in the possession or control of the Company relating to Environmental Matters have been made available by the Company to Parent or its designee.

        (d)   The representations and warranties contained in this Section 3.13 shall serve as the sole and exclusive representations and warranties of the Company relating to Environmental Matters.

        Section 3.14    Compliance With Laws.

        (a)   The Company and each of the Company Subsidiaries is, and since January 1, 2007 has been, in compliance with, and is not and has not been in violation since January 1, 2007, and to the Knowledge of the Company is not under investigation with respect to and has not been threatened in writing since January 1, 2007 with a legal proceeding arising from a violation of any applicable Law with respect to the conduct of its business or the ownership or operation of its properties or assets, except for failures to comply or violations of any such applicable Law that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        (b)   The Company and each of the Company Subsidiaries and each director, officer and employee of the Company or the Company Subsidiaries (in such person's capacity as such) possesses all licenses, registrations, permits, approvals, authorizations and accreditations from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case as is necessary for the ownership, use, occupancy or operation of all Company and Company Subsidiary facilities and the lawful conduct of their respective businesses as conducted as of the date hereof (collectively, "Registrations"), except where the failure to possess any such Registration, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Company and the Company Subsidiaries, nor any director, officer or employee of the Company and the Company Subsidiaries has failed to comply with any Registration, except for any such failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        (c)   As to each Company or Company Subsidiary product for which a new drug application ("NDA") has been or is required to be approved by the FDA, none of the Company, the Company Subsidiaries or the products covered by such an application, or products which would be covered by such an application if approved, has failed to comply with all applicable provisions of the Federal Food, Drug and Cosmetic Act, 21. U.S.C. § 301 et seq., (the "FDCA"), the Federal Controlled Substances Act, 21 U.S.C. § 801 et seq., the implementing regulations of each codified at Title 21, Code of Federal Regulations, any analogous applicable Laws of any applicable jurisdiction, and all terms and conditions of any pending or approved application (collectively, "Drug Regulatory Laws"), except for any such failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        (d)   To the Knowledge of the Company, since June 30, 2004, none of the research, development, testing, manufacturing, processing, handling, packaging, labeling, storage, advertising, promotion, marketing, sale and distribution of the Company or Company Subsidiary products has failed to comply with the Investigational New Drug Applications ("INDs") and the NDAs and all applicable Drug Regulatory Laws, except for any such failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        (e)   None of the Company and the Company Subsidiaries have filed any: (i) biological product license application pursuant to Section 351 of the Public Health Service Act, 42 U.S.C. § 262; (ii) Abbreviated New Drug Applications pursuant to Section 505(j) of the FDCA, 21 U.S.C. § 355(j); (iii) premarket notification submission pursuant to Section 510(k) of the FDCA; (iv) premarket notification 21 U.S.C. § 360(k); or (v) premarket approval application pursuant Section 515 of the FDCA, 21 U.S.C. § 360e for any Company or Company Subsidiary product.

        (f)    The Company has made available to Parent or its designee as of the date hereof complete and correct copies of each IND, NDA, any Drug Master File referenced therein, and any foreign equivalents thereof, filed with respect to any product candidate of the Company or any of the Company Subsidiaries currently being developed by the Company or any of the Company Subsidiaries, including all supplements and amendments thereto.

        (g)   The Company has made available to Parent or its designee complete and correct copies of all material correspondence received by the Company or any Company Subsidiary since January 1, 2007 and prior to the date hereof from any Governmental Authority that indicates lack of compliance, in any material respect, with Drug Regulatory Laws by the Company or any Company Subsidiary. As of the date hereof, none of the Company and the Company Subsidiaries has received any written notice that the FDA or other Governmental Authority has commenced, or threatened to initiate, any action to withdraw its approval or request the recall of any Company or Company Subsidiary product, or commenced or threatened to initiate any action to suspend or enjoin manufacturing, production, sale, distribution, import, or export at any Company location, other than any of the foregoing that has been resolved prior to the date hereof. None of the Company or the Company Subsidiaries or any facility at which any Company or Company Subsidiary product is or has been produced, manufactured or stored has any unremediated or open notice of inspectional findings from any Governmental Authority, in each case that are material to the Company and the Company Subsidiaries, taken as a whole.

        (h)   To the Knowledge of the Company, none of the Company and the Company Subsidiaries, and no director, officer or employee of the Company or the Company Subsidiaries, has engaged in any conduct that is prohibited under, or fails to comply with the requirements of, any Law relating to healthcare regulatory matters, including (collectively, "Healthcare Regulatory Laws"): (i) 42 U.S.C. §§ 1320a-7, 7a, and 7b, which are commonly referred to as the "Federal Fraud Statutes;" (ii) 42 U.S.C. § 1395nn, which is commonly referred to as the "Stark Statute;" (iii) 31 U.S.C. §§ 3729-3733, which is commonly referred to as the "Federal False Claims Act;" (iv) 42 U.S.C. §§ 1320d through 1320d-8 and 42 C.F.R. §§ 160, 162 and 164, which are commonly referred to as the "Health Insurance Portability and Accountability Act of 1996" or "HIPAA;" (v) any state Board of Pharmacy Law; (vi) any federal, state or local Law that regulates either the manufacturing, promotion or distribution of products, including, the Drug Regulatory Laws; (vii) any state law regulating the interactions with health care professionals and reporting thereof; or (viii) any federal, state or local statute or regulation relevant to false statements or claims including:

            (i)  making or causing to be made a false statement or representation of a material fact to any Governmental Authority; or

           (ii)  knowingly and willfully making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit, payment or Registration;

except for any such failures to comply with Healthcare Regulatory Laws that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        (i)    To the Knowledge of the Company, none of the Company, the Company Subsidiaries, nor any officer, director, employee or agent of the Company or the Company Subsidiaries, has made a fraudulent statement, including, but not limited to certification, to the FDA or any other Governmental Authority or agent thereof, failed to disclose a material fact required to be disclosed to the FDA or any other regulatory body of a Governmental Authority or agent thereof, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA or any other Governmental Authority or agent thereof, to cause the Company or the Company Subsidiaries to withdraw any product from the marketplace, to invoke its policy respecting "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991), or to initiate any other legal action relating to fraud, false claims, or false statements.

        (j)    Neither the Company nor any of the Company Subsidiaries has failed to comply with any applicable security and privacy standards regarding protected health and employee information, or any applicable local, state, provincial or federal privacy Laws, except for any such failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        Section 3.15    Intellectual Property.

        (a)   The Company and the Company Subsidiaries own, or license, sublicense or otherwise possess legally enforceable rights to use, all Intellectual Property that is material to the conduct the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted and proposed to be conducted (including the sale of products currently under clinical development) (in each case excluding generally commercially available, off-the-shelf software programs), except where the failure to own or otherwise possess such legally enforceable rights, individually or in the aggregate is not material to the Company and the Company Subsidiaries, taken as a whole. For purposes of this Agreement, the term "Intellectual Property" means any of the following throughout the world (i) patents, trademarks, service marks, trade names, trade dress, copyright, domain names, designs (including industrial designs) and trade secrets, (ii) applications for and registrations of patents (including divisions, continuations, continuations-in-part and renewals), trademarks, service marks, trade names, trade dress, domain names, copyrights and designs (including industrial designs), (iii) inventions (whether patentable or not), discoveries, processes, formulae, methods, schematics, technology, know-how, computer software programs and applications, and (iv) other tangible or intangible proprietary or confidential information and materials.

        (b)   Section 3.15 of the Company Disclosure Letter sets forth a true, complete and accurate list, as of the date hereof, of all Company Registered Intellectual Property that is material to the Company and the Company Subsidiaries, taken as a whole, including the jurisdictions in which each such asset has been issued or registered or in which any application for such issuance and registration has been filed. The Company or the Company Subsidiaries solely own, free and clear of any and all Liens, all of the Company Registered Intellectual Property purported to be owned by the Company or a Company Subsidiary, except for any such failure to so own such Company Intellectual Property that, individually or in the aggregate, is not material to the Company and the Company Subsidiaries, taken as a whole. The Company or the Company Subsidiaries have sufficient right and license under all Intellectual Property licensed or sublicensed to the Company or any Company Subsidiary to exclusively commercialize their respective current products and product candidates in each jurisdiction in which the Company or the Company Subsidiaries markets or proposes to market such products. For purposes of this Agreement, the term "Company Registered Intellectual Property" means all applications for and registrations for any patents (including divisions, continuations, continuations-in-part and renewals), trademarks, service marks, trade names, trade dress, domain names, copyrights and designs (including industrial designs), in each case owned by or registered to the Company or any of the Company Subsidiaries.

        (c)   To the Company's Knowledge, the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted and proposed to be conducted (including the future commercialization of products currently under development) does not infringe, violate or constitute a misappropriation of any valid Intellectual Property of any third party, except for such infringements, violations and misappropriations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2007 and through the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written claim or written notice from any Person that remains unresolved as of the date of this Agreement (i) offering to license any Intellectual Property rights that are material to the conduct of the Company and the Company Subsidiaries business, taken as a whole, or to any of the Company's commercial products or products under development, or alleging that the Company or any

Company Subsidiary infringes, violates or misappropriates any Intellectual Property rights of any third party, or (ii) advising that such Person is challenging or threatening to challenge the ownership, use, validity or enforceability or noninfringement of any Company Intellectual Property.

        (d)   To the Company's Knowledge, (i) the Company Registered Intellectual Property is valid and enforceable, (ii) none of the material Company Registered Intellectual Property has expired, been held invalid, cancelled or abandoned, and (iii) all maintenance and renewal fees necessary to preserve the material rights of the Company and the Company Subsidiaries in connection with such material Company Registered Intellectual Property have been paid.

        (e)   Each of the Company and the Company Subsidiaries has taken commercially reasonable steps to protect and maintain the confidentiality of material Company Intellectual Property that is of a nature that the Company intends to keep confidential.

        (f)    Except as set forth on Section 3.15(f) of the Company Disclosure Letter, to the Company's Knowledge, no third party is infringing, violating or misappropriating any of the Company Intellectual Property.

        (g)   To the Company's Knowledge, (i) the IT Assets operate and perform in a manner that permits the Company and the Company Subsidiaries to conduct their respective businesses as currently conducted and (ii) no Person has gained unauthorized access to the IT Assets, except, in each case, for any failure to so operate and perform or for any such unauthorized access that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, the term "IT Assets" means computers, databases, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines and all other information technology equipment owned by the Company or the Company Subsidiaries or licensed or leased by the Company or the Company Subsidiaries pursuant to a written agreement (excluding any public networks).

        Section 3.16    Opinions of Financial Advisors.    The Special Committee and the Company Board have received the separate opinions of J.P. Morgan Securities Inc. and Jefferies & Company, Inc. (collectively, "Company Financial Advisors") to the effect that, as of the date of such opinion (which was rendered on or not more than one (1) Business Day prior to the date of this Agreement), the Offer Price to be received in the Offer and the Merger by holders of Company Common Stock (other than Parent, Merger Sub and their respective affiliates) is fair, from a financial point of view, to such holders. The Company will make available to Parent or its designee a true and complete copy of each such opinion, for informational purposes only, promptly after receipt of the written version thereof by the Company. The Company has obtained the authorization of each Company Financial Advisor consistent with, and subject to the terms of, the respective agreements with the Company Financial Advisors set forth in Section 3.9 of the Company Disclosure Letter to include a copy of its opinion in the Schedule 14D-9 and, if applicable, the Proxy Statement or in any information statement that may be sent to Company stockholders in lieu of a Proxy Statement in connection with the Merger.

        Section 3.17    Insurance.    The Company maintains insurance coverage with reputable insurers, or maintains effective and sufficient self insurance practices, in such amounts and providing adequate coverage for such risks as are reasonable in light of the business conducted by the Company. Section 3.17 of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of all insurance policies (including information on the scope and amount of the coverage provided thereunder) maintained by the Company or any of the Company Subsidiaries that are material to the business of the Company and the Company Subsidiaries, taken as a whole and, as of the date of this Agreement, all such policies are in full force and effect. All premiums due and payable on such insurance policies maintained by the Company or any of the Company Subsidiaries have been paid and no written notice of cancellation, termination or nonrenewal has been received by the Company or any Company Subsidiary with respect to any of such policies. The Company is not, to the Company's Knowledge, in material breach or default and has not taken any action or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default, or permit termination or material modification of any such insurance policies. As of the date hereof, no insurer has put the Company or any Company Subsidiary on written notice that coverage has or may be denied with respect to a pending claim equal to or in excess of $5,000,000 submitted to such insurer by the Company or any Company Subsidiary.

        Section 3.18    Material Contracts.

        (a)   The Company has made available to Parent or its designee a complete and correct copy of each Company Material Contract in effect as of the date of this Agreement, each of which is listed in Section 3.18(a) of the Company Disclosure Letter or listed as an exhibit to the Company SEC Reports filed prior to the date hereof. As used in this Agreement, "Company Material Contract" means the Leases and each of the following Contracts to which the Company or any of the Company Subsidiaries is a party or by which any of their respective properties or assets are bound: (i) any Contract pursuant to which the Company or any of the Company Subsidiaries is reasonably likely to spend or is entitled to receive, in the aggregate, more than $3,000,000 during 2009 or 2010; (ii) any Contract that relates to any (x) Intellectual Property that is licensed by a third party to the Company or any Company Subsidiary or (y) Company Registered Intellectual Property that is licensed by the Company or any Company Subsidiary to any third party, in the case of clauses (x) and (y), that is material to the Company and the Company Subsidiaries, taken as a whole; (iii) any Contract that provides for indemnification by the Company or any Company Subsidiaries to any Person, other than any Contract entered into in the Ordinary Course of Business or that is not material to the Company and the Company Subsidiaries, taken as a whole; (iv) any Contract (other than an Employee Benefit Plan) that is between the Company or any of the Company Subsidiaries and (x) any director or any employee of the Company with the title of Executive Vice President or above, or (y) any Affiliate of any such Person identified in the preceding clause (x); (v) any Contract that is a loan or credit agreement, mortgage, promissory note, indenture or other Contract evidencing Indebtedness for borrowed money owed by the Company or any Company Subsidiary in an amount in excess of $1.0 million; (vi) any non-competition or other Contract that prohibits or otherwise restricts the Company or any of the Company Subsidiaries from freely engaging in the business presently conducted or proposed to be conducted by the Company or any of the Company Subsidiaries anywhere in the world if such prohibition or restriction is or would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole; (vii) any Contract that is material to the Company and the Company Subsidiaries, taken as a whole, and that contains any so called "most favored nation" provision or similar provisions requiring the Company or any of the Company Subsidiaries to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; (viii) any Contract that includes a guarantee of the obligations of any Person that is not the Company or a Company Subsidiary; (ix) any employment, severance, consulting or other Contract with an officer or former officer of the Company or any of the Company Subsidiaries which will require the Payment of amounts by the Company or any of the Company Subsidiaries, as applicable, after the date hereof in excess of $250,000 in any twelve month period; (x) any Contract (other than a Stock Plan or a Contract entered into pursuant to the terms thereof) that contains a put, call or similar right pursuant to which the Company or any Company Subsidiary would be required to purchase or sell, as applicable, any equity interests of any Person that have a fair market value or purchase price of more than $1.0 million; and (xi) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and the Company Subsidiaries.

        (b)   Each Company Material Contract is valid, binding and enforceable on the Company or the applicable Company Subsidiary, as the case may be, and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception, and is in full force and effect, except to the extent it has previously expired in accordance with its terms and except where the failure of any Company Material Contract to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, is not and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any of the Company Subsidiaries nor, to the Company's Knowledge, any other party to any Company Material Contract has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Company Material Contract, and neither the Company nor any Company Subsidiaries has received written notice that it has breached, violated or defaulted under any Company Material Contract, except where the occurrence of any of the foregoing, individually or in the aggregate, is not and would not reasonably be expected to be material to Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any of the Company Subsidiaries has received from the other party or parties thereto any written notice of cancellation, termination or nonrenewal of any Company Material Contract, nor to the Company's Knowledge, has any such cancellation, termination or nonrenewal been threatened.

        (c)   Neither the Company nor any of the Company Subsidiaries has entered into any transaction that would be subject to proxy statement disclosure pursuant to Item 404 of Regulation S-K that has not been disclosed in the Company SEC Reports.

        Section 3.19    Real Property.

        (a)   Section 3.19(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all real property owned by the Company and Company Subsidiaries in fee simple (the "Owned Real Property") and identifies the owner and address of each Owned Real Property.

        (b)   Section 3.19(b) of the Company Disclosure Letter sets forth a true and complete list of all leases, subleases, licenses and other similar agreements under which the Company or any of the Company Subsidiaries uses or otherwise occupies or has the right or option to use or occupy any real property or interests in real property which are material to the conduct of the business of the Company and the Company Subsidiaries (collectively, and together with all amendments, modifications, and supplements thereto, the "Leases," and the real property subject thereto, the "Leased Real Property"). Section 3.19(b) of the Company Disclosure Letter also sets forth the parties to and date of each Lease, and the address and primary use of each Leased Real Property. Neither the Company nor any of the Company Subsidiaries has leased or otherwise granted to any Person (other than the Company or a Company Subsidiary) any right to occupy or possess any part of the Real Property. The Company has made available to Parent or its designee true, correct and complete copies of the Leases as in effect on the date hereof. The Leased Real Property and the Owned Real Property are hereinafter collectively referred to as the "Real Property".

        (c)   The Company and each of the Company Subsidiaries has good, valid and marketable fee simple title to the Owned Real Property and valid leasehold or sublease interests or other comparable contract rights in or relating to the Leased Real Property, in each case free and clear of all Liens, title defects, encroachments and other survey defects, except for recorded easements, restrictive covenants, Liens arising under the terms of the applicable Lease and other encumbrances that do not materially detract from the value or use of such Real Property (collectively, the "Permitted Encumbrances").

        (d)   All of the Real Property has such access to, and such use of, gas, electricity and other utility services, as are necessary in the conduct of the business of the Company and the Company Subsidiaries as presently conducted, in each case directly or through a valid easement or right of way which is leased or owned by the Company or the applicable Company Subsidiary free and clear of all Liens other than Permitted Encumbrances, except where the failure to have any such access, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

        (e)   All buildings, structures, fixtures, building systems and equipment included in the Real Property (the "Structures") are in good condition and repair and sufficient for the operation of the business of the Company and the Company Subsidiaries as presently conducted, except where the failure of the foregoing to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

        (f)    Except pursuant to and in accordance with the terms of the Leases and this Agreement, neither the Company nor any of the Company Subsidiaries is a party to or obligated under any option, right of first refusal or other contractual right to sell, dispose of or lease any of the Real Property or any portion thereof or interest therein to any Person. As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries is a party to any agreement or option to purchase any real property other than the Real Property or interest therein.

        (g)   For the purposes of Section 3.19(c), (d), (e), (f), and (h), a Lease, a Lessor Lease, or an Easement Agreement shall each be deemed to include any such agreement entered into after the date hereof and prior to the Acceptance Time that would have been a Lease, a Lessor Lease, or an Easement Agreement, respectively, had it been in effect as of or prior to the date hereof.

        (h)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Owned Real Property is in compliance in all respects with all applicable Laws, including all applicable zoning laws, ordinances and regulations and with all restrictions of record or other agreements affecting such Owned Real Property. To the Company's Knowledge, as of the date hereof, there exists no conflict or dispute with any regulatory authority or other Person relating to any Real Property or the activities thereon, which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

        (i)    As of the date hereof, the Company has not received any written notices regarding any pending, threatened or contemplated condemnation proceeding affecting the Real Property or any part thereof or of any sale or other disposition of the Real Property or any part thereof in lieu of condemnation or other matters materially affecting and impairing the current use, occupancy, or value thereof.

        Section 3.20    Inventory, etc.    The inventory of the Company and the Company Subsidiaries consists of raw materials and supplies, goods in process, and finished goods, all of which are fit for their respective intended uses and are not obsolete, damaged, adulterated, misbranded or defective and, in the case of finished goods, are of a quantity and quality useable and salable in the Ordinary Course of Business, except where the failure of the foregoing to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

        Section 3.21    Rights Plan.    The Company Board has approved, and the Company and the Rights Agent have entered into, an amendment to the Rights Agreement in the form heretofore made available to Parent or its designee (the "Rights Amendment"). Pursuant to the Rights Amendment, (A) the Offer is acknowledged to be a Permitted Offer (as defined in the Rights Agreement) and (B) neither the execution and delivery of this Agreement nor the consummation of the Offer, the Merger or any of the other Transactions will result in (i) Parent, Merger Sub or any of their respective affiliates (including Sumitomo Chemical Co., Ltd.) becoming an Acquiring Person or (ii) the occurrence of (A) a Distribution Date, (B) the Stock Acquisition Date, (C) a Section 11(a)(ii) Event or (D) a Section 13 Event, in each case as such terms are defined in the Rights Agreement.

        Section 3.22    Antitakeover Statute.    Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.7, neither Section 203 of the DGCL nor any takeover related provision in the Company Certificate or Company By-laws, would (a) prohibit or restrict the ability of the Company to perform its obligations under this Agreement or the Certificate of Merger or its ability to consummate the Offer, the Merger or the other Transactions, (b) have the effect of invalidating or voiding this Agreement or the Certificate of Merger, or any provision hereof or thereof, or (c) subject Parent or Merger Sub or any of their respective affiliates (including Sumitomo Chemical Co., Ltd.) to any impediment or condition in connection with the initiation or consummation of the Offer, the exercise of any of its rights under this Agreement, or the consummation of the Merger and the other Transactions. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.7, the approval by the Company Board of the Offer, the Merger and the other Transactions constitutes approval thereof for purposes of Section 203 of the DGCL and represents the only action necessary to ensure that Section 203 of the DGCL does not and will not apply to the execution, delivery and performance of this Agreement, including the consummation of the Offer, the Merger and the other Transactions.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

        Section 4.1    Organization.    Each of Parent and Merger Sub is a corporation organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of Parent and Merger Sub has all requisite corporate power and authority and possesses all licenses, franchises, permits, authorizations and approvals necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted, except for such licenses, franchises, permits, authorizations and approvals, the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

        Section 4.2    Merger Sub.    Merger Sub is an indirect, wholly-owned subsidiary of Parent that was formed solely for the purpose of engaging in the Transactions. Since the date of its incorporation and prior to the Effective Time, Merger Sub has not carried, and will not carry, on any business or conduct any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. Merger Sub is, or will be upon the purchase of the Top-Up Option Shares or the Majority Protection Shares, as the case may be, an "accredited investor", as defined in Rule 501 of Regulation D under the Securities Act.

        Section 4.3    Authorization; No Conflict.

        (a)   Each of Parent and Merger Sub has the requisite corporate power and authority to enter into and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by the respective Boards of Directors of Parent and Merger Sub, and, subject to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which shall occur promptly following the execution and delivery of this Agreement, no other corporate proceedings on the part of Parent or Merger Sub (including any vote of any class or series of outstanding capital stock of Parent) are necessary to authorize the execution and delivery of this Agreement, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding obligation of each of

Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

        (b)   The respective Board of Directors of each of Parent and Merger Sub has, by resolutions duly adopted by the requisite vote of the directors present at a meeting of each such board, and not subsequently rescinded or modified in any way, approved and declared the advisability of this Agreement, the Offer, the Merger and the other Transactions.

        (c)   Neither the execution and delivery of this Agreement by Parent or Merger Sub nor the performance or consummation by Parent or Merger Sub of the Transactions will (i) result in a violation or breach of or conflict with the certificate of incorporation, bylaws or other charter documents of Parent or Merger Sub, (ii) result in a violation or breach of or conflict with any provisions of, or result in the loss of any material benefit under or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination, cancellation of, or give rise to a right of purchase (including pursuant to any right of first refusal or the like) under, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets owned or operated by Parent or Merger Sub under any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties or assets may be bound or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 4.3(d) below, violate any Judgment or Law applicable to Parent or Merger Sub or any of their respective properties or assets other than any such event or events described in items (ii) or (iii) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

        (d)   No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is necessary to be obtained or made by Parent, any Parent Subsidiary or Merger Sub in connection with Parent's or Merger Sub's execution and delivery of this Agreement or the consummation by Parent or Merger Sub of the Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, (ii) compliance with the HSR Act and the Investment Canada Act, (iii) the filing with the SEC of the Offer Documents and such reports under Sections 13 or 16 of the Exchange Act, as may be required in connection with this Agreement and the Transactions, (iv) compliance with the rules of The NASDAQ Stock Market LLC, (v) compliance with the "blue sky" laws of various states, and (vi) such consents, approvals, orders, authorizations, registrations, declarations or filings, the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

        Section 4.4    Information Supplied.    None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in (i) the Offer Documents, the Schedule 14D-9 or the Information Statement will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement (if any) will, at the date it is first mailed to the holders of Shares or at the time of the Company Stockholders Meeting (if such a meeting is held), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents.

        Section 4.5    Availability of Funds.    Parent and Merger Sub, collectively, have available to them and will have available to them through the expiration of the Offer and the Effective Time, cash and cash equivalents sufficient to pay for all of the Shares pursuant to the Offer and to consummate the Merger and the other Transactions and to otherwise satisfy all of Parent's, the Surviving Corporation's and Merger Sub's obligations under this Agreement.

        Section 4.6    Broker's or Finder's Fees.    Except for Nomura Securities Co., Ltd. and Thomas Weisel Partners LLC, no agent, broker, investment banker, or similar Person or firm acting on behalf of Parent, Merger Sub or any Parent Subsidiary or under Parent's, Merger Sub's or any Parent Subsidiary's authority is or will be entitled to any advisory, commission or broker's or finder's fee or similar fee or commission from any of the parties hereto in connection with any of the Transactions.

        Section 4.7    Ownership of Company Common Stock.    None of Parent or any of Parent's "Affiliates" or "Associates" directly or indirectly "owns," and at all times during the three-year period prior to the date of this Agreement, none of Parent or any of Parent's "Affiliates" or "Associates" directly or indirectly has "owned," beneficially or otherwise, any of the outstanding Company Common Stock, as those terms are defined in Section 203 of the DGCL.

        Section 4.8    Absence of Litigation.    There are no suits, actions, claims or legal, administrative, arbitration or other proceedings or governmental or regulatory investigations pending or, to the Knowledge of Parent, threatened, to which Parent or Merger Sub is a party, or, to the Knowledge of Parent, that materially affects the assets of Parent or Merger Sub, except, individually or in the aggregate, as have not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent or its Subsidiaries is subject to any Judgments that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

        Section 4.9    Other Agreements or Understandings.    Parent has disclosed to the Company all contracts, arrangements or understandings (and, with respect to those that are written, Parent has furnished to the Company correct and complete copies thereof) between or among Parent, Merger Sub, or any Affiliate of Parent, on the one hand, and any member of the Company Board or officers of the Company, on the other hand.

        Section 4.10    No Other Information.    Parent and Merger Sub acknowledge that the Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in Article 3 of this Agreement. The representations and warranties set forth in Article 3 of this Agreement are made solely by the Company, and no Representative of the Company shall have any responsibility or liability related or with respect thereto.

        Section 4.11    Access to Information; Disclaimer.    Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business and affairs of the Company and the Company Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and the Company Subsidiaries and (ii) the electronic dataroom maintained by the Company for purposes of the Transactions, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (d) has conducted its own independent investigation of the Company and the Company Subsidiaries, their respective businesses and the Transactions, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of the Company Subsidiaries, other than the representations and warranties of the Company expressly contained in Article 3 of this Agreement and that all other representations and warranties are specifically disclaimed.

 ARTICLE 5.

CONDUCT OF BUSINESS

        Section 5.1    Conduct of Business by the Company Pending Board Appointment Date.    The Company covenants and agrees that during the period commencing on the date of this Agreement and ending at the Board Appointment Date or such earlier date as this Agreement may be terminated in accordance with its terms (the "Pre-Closing Period"), unless in the case of each of Section 5.1(a) and Section 5.1(b) below, (1) Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed) or (2) such action is expressly permitted or required pursuant to this Agreement (including Section 5.1 of the Company Disclosure Letter):

        (a)   The Company shall, and shall cause the Company Subsidiaries to, use their respective commercially reasonable efforts to (i) conduct their business in the Ordinary Course of Business and (ii) maintain and preserve intact the material aspects of their respective business organizations, to maintain their beneficial business relationships with material suppliers, contractors, distributors, customers, licensors, licensees and others having material business relationships with them, and to retain the services of their present officers and other key employees.

        (b)   Without limiting the generality of the foregoing Section 5.1(a), but subject to the limitations and qualifications set forth in the introduction to this Section 5.1, the Company shall not, and shall not permit any of the Company Subsidiaries to, do any of the following:

            (i)  other than in Ordinary Course of Business, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses that are material to the Company and the Company Subsidiaries, taken as a whole;

           (ii)  sell, lease or otherwise transfer, or create or incur or voluntarily suffer to exist any Lien (other than Permitted Liens) on, any of the Company's or Company Subsidiaries' assets, securities (other than Shares as otherwise permitted under Section 5.1(b)(viii)), properties, interests or businesses outside of the Ordinary Course of Business that, in any such case, would be material to the Company and the Company Subsidiaries, taken as a whole;

          (iii)  amend or publicly propose to amend its certificate of incorporation or bylaws or, in the case of the Company Subsidiaries, their respective charter and other constitutional documents;

          (iv)  declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise with respect to any shares of its capital stock; provided, that this Section 5.1(b)(iv) shall not apply to dividends or distributions declared, set aside or paid by any wholly-owned Company Subsidiary to the Company or any other wholly-owned Company Subsidiary;

           (v)  purchase, redeem or otherwise acquire, or authorize or agree to purchase, redeem or otherwise acquire, any shares of its capital stock, other equity securities, other ownership interests or any options, warrants or rights to acquire any such capital stock, equity securities or other ownership interests, other than (A) from holders of Options in full or partial payment of the exercise price, (B) in connection with the withholding of Taxes payable by any holder of Options, Restricted Stock or Restricted Stock Units upon the exercise, settlement or vesting thereof, in each case to the extent required or permitted under the terms of such Options, Restricted Stock, Restricted Stock Units or any applicable Stock Plan, or (C) from former employees, directors and consultants in accordance with any Contract or Employee Benefit Plan providing for the repurchase of shares at their original issuance price in connection with any termination of services to the Company or any of the Company Subsidiaries;

          (vi)  split, combine, subdivide or reclassify its outstanding securities;

         (vii)  except for Shares issuable upon or pursuant to, as applicable, (A) the exercise or conversion of Options outstanding on the date of this Agreement, (B) the conversion of the Convertible Notes, (C) the exercise of the Top-Up Option or the Majority Protection Option, (D) the vesting of Restricted Stock Units granted prior to the execution of this Agreement, or (E) the ESPP, issue, sell, grant or otherwise dispose of, or authorize, publicly propose or agree to the issuance, sale, grant or other disposition by the Company or any of the Company Subsidiaries of, any shares of, or any options, warrants, calls, commitments or rights providing for the issuance, sale, grant or other disposition of, any shares of, or any securities convertible into or exchangeable for any shares of, its capital stock of any class, or any voting securities or equity interests or any other equity securities in respect of, in lieu of, or in substitution for any class of its capital stock outstanding on the date of this Agreement;

        (viii)  redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify in any material respect the terms of, any Indebtedness (excluding for purposes of this Section 5.1(b)(viii), liabilities of type set forth in clauses (iv) and (v) of the definition of Indebtedness) or assume, guarantee or endorse, or otherwise become responsible for, any such Indebtedness of another Person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of the Company Subsidiaries, enter into any "keep well" or other Contract to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing (other than (A) short term borrowings in the Ordinary Course of Business that can be prepaid without premium or penalty, (B) the repurchase of the Convertible Notes permitted by the terms thereof and (C) any of the foregoing that is solely between the Company and one or more wholly-owned Company Subsidiaries or solely between wholly-owned Company Subsidiaries);

          (ix)  except as required by Law or agreements, plans or arrangements existing on the date hereof, (A) grant or increase any severance or termination pay to any current or former director, employee, agent or consultant of the Company or any Company Subsidiary, except in the Ordinary Course of Business in the case of employees, agents or consultants (who are natural persons) who are not directors or officers who have a title of Vice President or above of the Company or any Company Subsidiary, (B) execute any employment, consultancy, severance, termination compensation or other similar agreement (or any amendment to any such existing agreement) with any such director, employee, agent or consultant of the Company or any Company Subsidiary, except the foregoing shall not prohibit or otherwise limit the execution by the Company or any Company Subsidiary of offer or similar letters with new hires in the Ordinary Course of Business, provided that such new hires are going to become employees, agents or consultants who are not directors or officers who have a title of Vice President or above of the Company or any Company Subsidiary, (C) increase the base salary, bonus percentage opportunity or other benefits of any current director, employee, agent or consultant of the Company or any Company Subsidiary, (D) adopt or establish any new employee benefit plan or amend in any material respect any existing employee benefit plan, (E) increase or provide any benefit to a former director, employee, agent or consultant of the Company or any Company Subsidiary not required by any existing agreement, existing employee benefit plan, or the Transactions, (F) provide for the grant of Options, Restricted Stock, Restricted Stock Units or any other equity based compensation awards, or (G) enter into any collective bargaining agreement or similar labor agreement;

           (x)  except as required by GAAP or applicable Law, make, change or rescind any material Tax election, change any annual tax accounting period, adopt or change any material method of tax accounting, amend any material Tax Returns or file claims for material Tax refunds, enter into any material closing agreement, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, or settle or compromise any material Tax claim, audit or assessment;

          (xi)  settle or compromise any material litigation or other material legal proceedings, other than any settlement or compromise involving only the payment of money where the amount paid or to be paid by the Company or any Company Subsidiary (A) is covered by insurance coverage maintained by the Company or a Company Subsidiary, (B) is less than or equal to the amount reserved therefor or reflected on the balance sheet included in the Company Financial Statements, (C) is less than or equal to $1,500,000 individually or $5,000,000 in the aggregate, or (D) is comprised of any combination of the foregoing; provided, however, that the Company shall not, without the consent of Parent, settle or compromise any ANDA or other patent-related litigations in which the Company or a Company Subsidiary is named as a party; and provided further, however, that Parent shall have the right to participate in the defense of any litigation relating to the Transactions brought by a stockholder of the Company against the Company, its directors, or both, but not the right to approve any settlement thereof where the out-of-pocket cost to the Company is $1,500,000 or less;

         (xii)  make or commit to make capital expenditures in excess of $3,000,000 in the aggregate for the Company and the Company Subsidiaries, taken as a whole, that are not contemplated by the Company's forecast for capital expenditures previously made available to the Parent or its designees; provided, however, that if the Board Appointment Date has not occurred prior to January 1, 2010, the Company and it Subsidiaries shall be permitted to make or commit to make capital expenditures in 2010 on a basis consistent with the 2009 capital expenditure forecast previously provided to Parent or its designees;

        (xiii)  other than in connection with actions permitted by Section 5.1(b)(i), Section 5.1(b)(ii) or Section 5.1(b)(xii), make any loans, advances or capital contributions to, or investments in, any other Person (other than the Company or a wholly-owned Company Subsidiary), other than in the Ordinary Course of Business;

        (xiv)  enter into any material joint venture, partnership or similar arrangement, or create any new Company Subsidiary other than a wholly-owned Subsidiary that is directly or indirectly wholly-owned by the Company;

         (xv)  enter into any agreement, arrangement or commitment that materially limits or otherwise materially restricts the Company or any Company Subsidiary, or upon completion of the Transactions, Parent, Merger Sub or any of their respective Subsidiaries, from engaging or competing in any line of business or in any geographic area material to either the Company and the Company Subsidiaries, taken as a whole, or, upon completion of the Transactions, Parent, Merger Sub and their respective Subsidiaries, taken as a whole;

        (xvi)  except as required by applicable Law or the Transactions, amend, modify or terminate any Company Material Contract, or knowingly waive, release or assign any rights, claims or benefits under any Company Material Contract, which amendment, modification, termination, waiver, release or assignment would be material to the Company and the Company Subsidiaries, taken as a whole, or, except in the Ordinary Course of Business, enter into any new Contract that, if entered into prior to the date of this Agreement, would constitute a Company Material Contract, provided that such new Contract is not a contract described in subsection (vi) of Section 3.18(a);

       (xvii)  engage in any material business activity outside of the pharmaceutical industry or its existing business segments;

      (xviii)  fail to use commercially reasonable efforts to cause the current insurance policies maintained by the Company or any of its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance companies of nationally recognized standing having comparable deductibles and providing equivalent coverage when compared to the coverage under the cancelled, terminated or lapsed policies;

        (xix)  take any action that would cause any employment compensation, severance or other employee benefit arrangement to which the Company or any Company Subsidiary is a party, or payments made or to be made or benefits granted or to be granted by the Company or any Company Subsidiary according to such an arrangement, to fail to satisfy the requirements of the non-exclusive safe harbor in Rule 14d-10(d)(2) under the Exchange Act;

         (xx)  revalue any material assets or liabilities of the Company or any of the Company Subsidiaries or make any change in the Company's accounting methods, principles or practices, except, in each case, as required by concurrent changes in GAAP, Regulation S-X of the Exchange Act or other applicable Law;

        (xxi)  (A) make any payments to financial advisors other than as disclosed in Section 3.9 of the Company Disclosure Letter, or (B) pay any fees or reimburse any expenses of accountants, consultants or other service professionals (excluding counsel), in each case, in connection with this Agreement or the Transactions, except for the payment of fees or reimbursement of expenses in amounts customarily paid to such service professionals on an arm's-length basis;

       (xxii)  except as expressly provided in Section 6.8 or Section 8.1(d), adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, sale of the Company or other corporate reorganization.

      (xxiii)  enter into any forward, swap, option or other derivative contract, agreement or commitment; or

      (xxiv)  agree or commit to take any of the actions precluded by Section 5.1(b).

        Section 5.2    Conduct of Business by Parent and Merger Sub Pending the Merger.    Parent and Merger Sub agree that, between the date of this Agreement and the Effective Time, except as contemplated by this Agreement, they shall not, directly or indirectly, without the prior written consent of the Company, take or cause to be taken any action that would reasonably be expected to materially delay, impair or prevent the consummation of any of the Transactions, or enter into any agreement or otherwise make a binding commitment to take any such action, provided that nothing in this Section 5.2 shall preclude Parent or Merger Sub from exercising any rights under this Agreement, including the right to terminate this Agreement in accordance with the provisions of Section 8.1.

ARTICLE 6.

ADDITIONAL AGREEMENTS

        Section 6.1    Preparation of Proxy Statement; Stockholders Meetings.

        (a)   If the adoption of this Agreement by the holders of Shares is required by Law, the Company shall, as soon as practicable following the Acceptance Time, prepare and file with the SEC the Proxy Statement in preliminary form, and each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC and its staff with respect thereto. The Company shall notify Parent as promptly as reasonably practicable of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all material correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. The Company shall give Parent and its counsel a reasonable opportunity to review the Proxy Statement, if a Company Stockholders Meeting is required, prior to its being filed with the SEC and shall give Parent and its counsel a reasonable opportunity to review all amendments and supplements to the Proxy

Statement, if a Company Stockholders Meeting is required, and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. If at any time prior to receipt of the Required Company Stockholder Vote there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare and mail to its stockholders such an amendment or supplement. The Proxy Statement shall comply in all material respects with the requirements of applicable U.S. federal securities laws and on the date first filed with the SEC and on the date first sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that the Company makes no covenant, agreement, representation or warranty with respect to information supplied by Parent or Merger Sub for inclusion in the Proxy Statement. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent necessary such that the Proxy Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company shall take all steps necessary to amend or supplement the Proxy Statement and to cause the Proxy Statement as so amended or supplemented to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable U.S. federal securities Laws. The Company shall use its commercially reasonable efforts to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares as promptly as reasonably practicable after filing the Proxy Statement with the SEC and resolution of any comments thereon from and clearance by the SEC or its staff.

        (b)   If the adoption of this Agreement by the holders of Shares is required by Law, the Company, acting through the Company Board, shall as soon as reasonably practicable following the Acceptance Time duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") for the purpose of seeking the Required Company Stockholder Vote. The Company Board (i) shall recommend adoption of this Agreement (the "Company Voting Proposal") by the stockholders of the Company and include such recommendation in the Proxy Statement and (ii) shall not withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to Parent, the recommendation of the Company Board that the Company's stockholders vote in favor of the Company Voting Proposal. The Company shall take all action that is both reasonable and lawful to solicit from its stockholders proxies in favor of the Required Company Stockholder Vote and shall take all other action reasonably necessary or advisable to secure the vote or consent of the stockholders of the Company required by the rules of The NASDAQ Stock Market LLC or the DGCL to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company, after consultation with Parent, may adjourn or postpone the Company Stockholders Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company's stockholders.

        (c)   At the Company Stockholders Meeting, Parent shall cause all Shares purchased pursuant to the Offer and all other Shares beneficially owned by Parent, Merger Sub or any subsidiary of Parent, and shall use its best efforts to cause any shares beneficially owned by any non-controlled Affiliate of Parent, to be present so as to be counted for quorum purposes and voted in favor of the Company Voting Proposal.

        Section 6.2    Employee Benefits Matters.

        (a)   During the period commencing on the date of the Acceptance Time and ending on the first anniversary of the Closing Date, Parent will provide, or cause to be provided, to each Company Employee (i) a base salary or hourly wage rate, and total annual cash incentive opportunity, which is at least equal to such Company Employee's base salary or hourly wage rate and total annual cash incentive opportunity (including targeted cash bonuses) immediately before the Acceptance Time, and (ii) the opportunity to participate in employee benefit plans, programs and policies (including severance plans) which provide benefits that are at least comparable in the aggregate to the benefits provided to such Company Employee under the employee benefit plans, programs and policies sponsored or maintained by the Company and the Company Subsidiaries immediately before the Acceptance Time; provided, that (A) Parent shall not be required to, or to cause to be provided to, retain, implement or provide any plans or arrangements providing for the issuance of equity or equity-based compensation, and (B) no such plans or arrangements of the Company referred to in the immediately preceding clause (A) shall be taken into account in determining whether the Surviving Corporation's benefits are comparable in the aggregate to the benefit provided to employees under the employee benefit plans sponsored by the Company and the Company Subsidiaries immediately before the Acceptance Time. For purposes of this Agreement, "Company Employee" means any person who is an employee of the Company or any Company Subsidiaries immediately prior to the Acceptance Time.

        (b)   Parent will grant, or will cause to be granted, full credit to each Company Employee for (i) his or her employment with the Company or any Company Subsidiary prior to the Acceptance Time for purposes of satisfying any service requirement to participate in any employee benefit plan, program or policy of Parent or its Subsidiaries (including the Company or any Subsidiary thereof), vesting in any benefit under any such plan, program or policy and for calculating his or her level of benefits with respect to severance, vacations, personal days off and any other welfare-type benefits where service is a factor in calculating the level of benefits, and (ii) any payments made by such Company Employee or any of his or her dependents under any Employee Benefit Plan for the plan year for such plan which includes the Acceptance Time for which he or she was eligible to receive credit under such plan towards satisfying any applicable deductibles and annual out-of-pocket expense requirements; provided, that no service will be recognized (i) for benefit accrual purposes under any defined benefit pension plan of Parent or its Subsidiaries, (ii) for eligibility purposes under any post-retirement welfare benefit plan of Parent or its Subsidiaries or (iii) to the extent such credit would result in duplication of benefits for the same period of service.

        (c)   Parent will use commercially reasonable efforts to cause any employee benefit plan, program or policy of Parent or its Subsidiaries (including the Company or any Subsidiary thereof) not to impose any pre-existing conditions, exclusions, waiting periods or "actively at work" requirements with respect to any Company Employee, except to the extent such requirements would have been imposed under the Employee Benefit Plans and have not already been satisfied.

        (d)   Parent shall cause the Surviving Corporation to pay to the Company Employees bonus payments in accordance with, and subject to, the terms of the Company's 2009 bonus plan, as set forth in Section 6.2(d) of the Company Disclosure Letter. In addition, if any Company Employee is terminated without cause, as defined in Section 6.2(d) of the Company Disclosure Letter, after the Acceptance Time but prior to receipt of his or her bonus pursuant to the prior sentence, Parent shall cause the Surviving Corporation to pay such Company Employee his or her target bonus under the 2009 bonus plan, pro rated for the portion of the 2009 fiscal year that such Company Employee was employed by the Company, Parent, the Surviving Corporation and/or any of their respective Subsidiaries and determined consistent with the Company's consolidated performance during such period of 2009 that such Company Employee was employed by the Company and the Surviving Corporation.

        (e)   Parent will honor, or cause to be honored, any and all obligations of the Company or any Company Subsidiary that are in effect both on the date hereof and immediately prior to the Acceptance Time in respect of post-retirement benefits, but only with respect to the persons and benefits listed on Section 6.2(e) of the Company Disclosure Letter.

        (f)    Nothing in this Agreement shall modify or amend any Employee Benefit Plan of the Company or any Company Subsidiary or other agreement, plan, program, or document unless this Agreement explicitly states that the provision "amends" such Employee Benefit Plan of the Company or any Company Subsidiary or other agreement, plan, program, or document. Nothing in this Section 6.2 shall obligate Parent to, or to cause the Surviving Corporation or any Company Subsidiary or any of its other Affiliates to, employ any person for any period of time after the Acceptance Time, and this Section 6.2 shall not be construed to limit the ability of Parent to alter the terms and conditions of, or terminate, the employment of any person (other than as provided expressly in this Section 6.2). Without limiting the generality of Section 9.7(b), nothing in this Section 6.2 shall be construed as giving any Person (including any Company Employee or dependent or beneficiary thereof) any right, remedy or claim under or in respect of this Section 6.2.

        Section 6.3    Antitrust Filings.

        (a)   The Company, Parent and Merger Sub shall each, as promptly as reasonably practicable after the date of this Agreement (but in no event later than seven (7) Business Days after the date hereof), file or cause to be filed with the Federal Trade Commission (the "FTC"), the United States Department of Justice (the "DOJ") and any comparable non-United States antitrust or competition authority any notifications required to be filed under the HSR Act or comparable foreign Antitrust Laws with respect to the Transactions.

        (b)   Subject to the terms hereof, each of the Company, Parent, and Merger Sub agrees, and shall cause each of its respective Subsidiaries to, and shall, if applicable, use its best efforts to cause its direct or indirect parent companies, to cooperate and to use their respective commercially reasonable efforts (i) to obtain any government clearances or approvals required for consummation of the Offer, the Merger and the other Transactions under the HSR Act and other applicable Antitrust Laws, (ii) to respond to any government requests for information under any Antitrust Law, (iii) to contest and resist any action, including any legislative, administrative or judicial action, and (iv) to have vacated, lifted, reversed or overturned any decree or other Judgment (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Offer, the Merger or any other Transaction under any Antitrust Law; provided, however, nothing set forth herein shall be deemed in any way to require Parent or Merger Sub to agree to or to effect any divesture, hold separate or similar agreement with respect to any business or assets or agree to enter into, or amend, or agree to amend, any Contracts or governmental authorizations or take or refrain from taking any other action or conduct any business in any manner if, in each of the foregoing cases, doing so would reasonably be expected, individually or in the aggregate, to have an adverse impact that is material to the business or operations of Parent and its Subsidiaries, taken as a whole, or the Company and the Company Subsidiaries, taken as a whole, as of the date hereof or after giving effect to the Offer or the Merger.

        (c)   Prior to the Board Appointment Time, the parties will jointly and, following the Board Appointment Time (but subject to the terms of Section 1.3(c)), Parent will, determine strategy, lead all proceedings and coordinate all activities with respect to seeking any actions, consents, approvals or waivers of any Governmental Authority as contemplated hereby, and the parties will each take such actions as reasonably requested by the other parties in connection with obtaining such consents, approvals or waivers. Each of the Company, Parent and Merger Sub shall cooperate in all respects with each other and shall use its respective commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer, the Merger or any other Transaction.

        (d)   The parties agree not to extend directly or indirectly any waiting period under the HSR Act or any applicable non-United States Antitrust Law or enter into any agreement with a Governmental Authority to delay or not to consummate the Offer, the Merger and the other Transactions, except with the prior written consent of the other parties hereto. Subject to applicable legal limitations and the instructions of any Governmental Authority, each of Parent and Merger Sub and the Company shall (i) promptly notify the other party of any written communication to that party from any Governmental Authority with respect to the HSR Act or any other Antitrust Law and, subject to applicable Law, permit the other party to review in advance any proposed written communication to any such Governmental Authority and incorporate the other party's reasonable comments, (ii) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement, the Offer, the Merger or the other Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend, (iii) furnish the other party with copies of all material correspondence, filings and written communications between them and their Affiliates and their respective representatives on one hand, and any such Governmental Authority or its staff on the other hand, with respect to this Agreement, the Offer, the Merger and the other Transactions and (iv) furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and each other matter as may be required by Law in connection with every statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or Governmental Authority in connection with the Offer, the Merger or the other Transactions.

        Section 6.4    Public Statements.    Until the Board Appointment Date, the Company and Parent shall use commercially reasonable efforts to consult with each other prior to issuing, and to provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Transactions, except as may be required by Law or any listing agreement with a national securities exchange or trading market; provided, however, that these restrictions shall not apply to any Company communications regarding (a) a Takeover Proposal that the Company Board determines in good faith (after consultation with the Company's outside counsel and financial advisor) constitutes or is reasonably likely to lead to a Superior Proposal, (b) a Company Adverse Recommendation Change, or (c) the matters referred to in Section 6.8, and provided, further, that, in the case of the immediately preceding clauses (a) and (b), the Company shall be in compliance in all material respects with its obligations under Section 6.8. The parties shall issue a joint press release, mutually acceptable to the Company and Parent, promptly upon execution and delivery of this Agreement.

        Section 6.5    Standard of Efforts.    Except as otherwise specified herein (including pursuant to Section 6.3), each of the Company, Parent and Merger Sub agrees to use its commercially reasonable efforts to take, or cause to be taken (and Parent shall cause Merger Sub, and shall use its best efforts to cause its direct and indirect parent companies, to take or cause to be taken), all action, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective in the most expeditious manner practicable, the Offer, the Merger and the other Transactions, including (a) obtaining all consents, approvals, authorizations and actions or nonactions required for the consummation by the parties hereto of the Offer, the Merger and the other Transactions as contemplated by and pursuant to the terms and conditions of this Agreement (including any required filings under applicable Antitrust Laws), (b) the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, a Governmental Authority, (c) the obtaining of all necessary consents from third parties to Company Material Contracts, and (d) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement; provided, however, that in no event shall the Company or any of its Subsidiaries be required to pay prior to the Board Appointment Date any fee, penalties or other consideration to any third party that is not a Governmental Authority to obtain any consent or approval required for the consummation of the Offer or the Merger except as set forth in Section 6.5 of the Company Disclosure Letter. The Company, Parent and Merger Sub agree that they shall consult with each other with respect to the obtaining of all such necessary permits, consents, approvals and authorizations of all third parties and Governmental Authorities.

        Section 6.6    Notification of Certain Matters.    Prior to the Acceptance Time, the Company shall provide prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall provide prompt notice to the Company, upon becoming aware of: (a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur causes or is reasonably likely to cause a loss or non-ordinary course liability to the Company and the Company Subsidiaries, taken as a whole, equal to or exceeding $5,000,000; (b)(i) any written notice or, to the Knowledge of the Company, other communication from any Person party to a Company Material Contract alleging that the consent of such Person is or may be required pursuant to such Company Material Contract in connection with the consummation of the Transactions, (ii) any written notice or, to the Knowledge of the Company, other material communication from any Governmental Authority in connection with the Transactions and (iii) any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any Company Subsidiaries or Parent or any Parent Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the Transactions; or (c) any material failure of Parent and Merger Sub or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.6 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice; provided further, however, that the failure to provide any such notice pursuant to Section 6.3(d)(i), Section 6.3(d)(iii) or this Section 6.6 shall not excuse the performance by any party hereto of its obligations hereunder so long as all of the other conditions to the performance of such party's obligations (other than compliance with such Sections) have been satisfied or waived.

        Section 6.7    Access to Information; Confidentiality.

        (a)   During the Pre-Closing Period, the Company shall afford, and shall cause the Company Subsidiaries and the officers, directors and employees of the Company and the Company Subsidiaries to afford, the officers, employees and agents of Parent and Merger Sub reasonable access during normal business hours upon reasonable written notice and in a manner that does not unreasonably disrupt or interfere with business operations, to the Company's and the Company Subsidiaries' officers, employees, properties, facilities, books, records, correspondence (in each case, whether in physical or electronic form), contracts and other assets as Parent shall reasonably request, and shall promptly furnish Parent and Merger Sub (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of Federal or state securities Laws and a copy of any communication received by the Company from the SEC concerning compliance with securities laws with respect to matters unrelated to the Transactions and (ii) all other information concerning its and the Company Subsidiaries' business, properties and personnel, in each case (A) as Parent through its officers, employees or agents may reasonably request, (B) that are in the possession, custody or control of the Company or any Company Subsidiary, and (C) the disclosure of which would not violate any Law, cause to be waived the attorney-client privilege or other similar privilege with respect to any material matter (provided that such privilege cannot in the Company's good faith judgment be reasonably sufficiently protected using a joint defense or other similar agreement), result in the disclosure of any trade secrets of third parties or violate any obligation of the Company or any Company Subsidiary with respect to confidentiality; provided, however, that, subject to the Company's obligations pursuant to Section 6.8, the Company shall have no obligation pursuant to this Section 6.7 regarding any communications, information or other materials regarding either (a) a Takeover Proposal that the Company Board determines in good faith (after consultation with the Company's outside counsel and financial advisor) constitutes or is reasonably likely to lead to a Superior Proposal, or (b) a

Company Adverse Recommendation Change. Parent, Merger Sub and their respective officers, employees and agents will hold any such information that is non-public in confidence in accordance with the Confidentiality Agreement. No additional investigations or disclosures shall affect the Company's representations and warranties contained herein, or limit or otherwise affect the remedies available to Parent and Merger Sub pursuant to this Agreement.

        (b)   Until the Effective Time, the provisions of the Confidentiality Agreement dated June 13, 2009 between Parent and the Company (the "Confidentiality Agreement") shall remain in full force and effect in accordance with its terms.

        Section 6.8    No Solicitation.

        (a)   Except as set forth in this Section 6.8, the Company and the Company Subsidiaries shall, and shall cause their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (in each case, acting in their capacity as such) (collectively, "Representatives") to, (i) immediately cease and cause to be terminated any discussions or negotiations that commenced prior to the date of this Agreement with respect to a Takeover Proposal and (ii) promptly request that all Persons with whom the Company has had discussions or negotiations regarding a Takeover Proposal at any time on or after March 1, 2009 and that entered into a confidentiality agreement in respect of the consideration of a transaction that would constitute a Takeover Proposal, return to the Company or destroy all copies of confidential information previously provided to such Persons by the Company, the Company Subsidiaries or any Representatives thereof, subject in all cases to the terms and conditions of any such confidentiality agreement, including any terms thereof that permit any such Person or any Representatives thereof to retain copies of such confidential information.

        (b)   Except as set forth in this Section 6.8, from the date of this Agreement until the Acceptance Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the Company Subsidiaries and their respective Representatives not to, nor shall it authorize or permit any Representative to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the submission of any Takeover Proposal, (ii) enter into any agreement, agreement-in-principle or letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to or providing for a Takeover Proposal, (iii) participate or engage in any discussions or negotiations regarding, or furnish to any Person any non-public information for the purpose of encouraging or facilitating, any Takeover Proposal, (iv) to the extent permitted by applicable Law, waive, terminate, modify or fail to enforce any provision of any contractual confidentiality, "standstill" or similar obligation of any Person other than Parent or any Affiliate thereof, or (v) take any other action designed to, or that would knowingly facilitate, the making or receipt of any Takeover Proposal or the consummation thereof; provided, however, that notwithstanding anything to the contrary herein (A) the Company may refer any third party to this Section 6.8 and (B) if in response to an unsolicited written Takeover Proposal made after the date of this Agreement that did not result from a material breach of this Section 6.8, and subject to compliance with this Section 6.8, the Company Board determines in good faith (after consultation with the Company's outside counsel and financial advisor) that such Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal, then the Company may at any time prior to the Acceptance Time (but in no event after such time) do any or all of the following, but only if the Company Board (after consultation with the Company's outside counsel) determines that failure to do so would be inconsistent with its fiduciary duties under applicable Law: (X) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Takeover Proposal and its Representatives, but only pursuant to a confidentiality agreement (a copy of which shall be provided, promptly after its execution, for informational purposes only to Parent) with terms not materially less favorable to the Company (other than any standstill provision which shall be no less favorable to the Company) than those contained in the Confidentiality Agreement (except that such confidentiality agreement shall contain additional provisions that expressly permit the Company to comply with the provisions of Section 6.8(c)), provided that substantially concurrently with its delivery to such Person, the Company delivers or makes available to Parent all such information not previously provided to Parent; or (Y) participate or engage in discussions and negotiations with (including the solicitation of revised Takeover Proposals from) such Person and its Representatives and its potential financing sources regarding such Takeover Proposal, and otherwise take any other action designed to, or that would knowingly facilitate the making of (or amendments to) such Takeover Proposal. The Company shall not take any of the actions referred to in clause (Y) of the proviso to the immediately preceding sentence unless the Company shall have delivered to Parent a written notice advising Parent that it intends to take such action not later than substantially concurrently with the taking of such action. The Company shall be deemed to be in breach of the provisions of this Section 6.8 upon the breach of any such provisions by the Company Subsidiaries or the Company's Representatives.

        (c)   From the date of this Agreement until the Acceptance Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall as promptly as practicable, and in no event later than twenty-four (24) hours after any member of the Company's Knowledge group or any member of the Company Board actually receives or obtains knowledge of receipt of any Takeover Proposal, advise Parent orally and subsequently in writing of the Company's receipt of any such Takeover Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such Takeover Proposal and the material terms and conditions of such Takeover Proposal (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such Takeover Proposal), and thereafter shall keep Parent informed on a reasonably current basis of the status and material terms and conditions (including any material changes thereto) of any such Takeover Proposal (and the Company shall promptly (but in no event later than twenty four (24) hours after any member of the Company's Knowledge group or any member of the Company Board actually receives or obtains knowledge of receipt) provide to the Parent copies of all written correspondence and other written materials that describe any material terms or conditions of the Takeover Proposal received by the Company from the Person making such Takeover Proposal or such Person's Representatives).

        (d)   Except as set forth in this Section 6.8, neither the Company Board nor any committee thereof shall (i) withdraw, modify or qualify in a manner adverse to Parent or Merger Sub or propose publicly to withdraw, modify or qualify in a manner adverse to Parent or Merger Sub, the Board Recommendation, or (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal (it being understood and agreed that taking a neutral position or failing to take a position, in each case, with respect to any Takeover Proposal that is a tender offer after ten (10) Business Days after the commencement of such tender offer shall be considered an adverse modification) (any action described in clause (i) or (ii) being referred to as a "Company Adverse Recommendation Change"). Notwithstanding anything to the contrary set forth in this Agreement, the Company and/or the Company Board (or any committee thereof), as applicable, may, prior to the Acceptance Time, (A) withdraw, modify or qualify, or publicly propose to withdraw, modify or qualify, the Board Recommendation due to the occurrence of an Intervening Event, or (B) in response to an unsolicited written Takeover Proposal made after the date of this Agreement that did not result from a material breach of this Section 6.8 that the Company Board determines in good faith (after consultation with the Company's outside counsel and financial advisor) constitutes a Superior Proposal, (x) approve or recommend, or publicly propose to approve or recommend, such Superior Proposal, or (y) enter into a binding written agreement concerning such Superior Proposal in accordance with Section 8.1(d), including compliance with the requirement to pay or cause to be paid the Termination Fee, and in any such case of clause (A) or (B) only if the Company Board determines in good faith, after consulting with the Company's outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law; provided, however, that none of the Company, the Company

Board or any committee thereof shall take any action referred to in clause (A) or (B) of this Section 6.8(d) or terminate this Agreement pursuant to Section 8.1(d), unless:

          (1)   the Company promptly notifies Parent, in writing (a "Termination Notice"), at least four (4) Business Days before taking such action (the "Recommendation Period"), of its intention to do so, and either: (x) in the case of an action described in clause (A) of this Section 6.8(d), attaches to such Termination Notice a description of the Intervening Event describing in reasonable detail the material facts thereof or relating thereto giving rise to such action; or (y) in the case of an action described in clause (B) of this Section 6.8, (1) attaches to the Termination Notice the most current version of the proposed agreement under which the Superior Proposal is proposed to be consummated, and (2) sets forth in such Termination Notice the identity of the third party making such Superior Proposal; provided, however, that any material amendment or modification to any such Superior Proposal shall require a new written Termination Notice by the Company, provided that the Recommendation Period in respect of any such new written Termination Notice shall be three (3) Business Days; and

          (2)   the Company shall have offered to negotiate in good faith with (and, if accepted, negotiated in good faith with), and shall have instructed its financial and legal advisors to offer to negotiate in good faith with (and, if accepted, negotiated in good faith with), Parent to attempt to make such adjustments in the terms and conditions of this Agreement as will enable the Company to proceed with this Agreement in lieu of pursuing such Superior Proposal; and

          (3)   the Company Board shall have determined in good faith, after consultation with its independent financial adviser and outside legal counsel and, after considering the results of such negotiations and the revised proposal made by Parent, if any, that either: (x) in the case of an action described in clause (B) of this Section 6.8(d), the Superior Proposal giving rise to the Company's Termination Notice (including any subsequent amendments or modifications thereto) continues to be a Superior Proposal; or (y) in view of the Intervening Event, it would continue to be inconsistent with its fiduciary obligations under applicable Law to recommend in favor of the Offer and the Merger on the revised terms, if any, proposed by Parent.

        (e)   Nothing in this Section 6.8 or in Section 6.4 or elsewhere in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company's stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act, or from issuing a "stop, look and listen" statement pending disclosure of its position thereunder, or (ii) from making any disclosure to the Company's stockholders if in each case under this clause (ii) the Company Board determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law; provided, however, that any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act other than a "stop, look and listen" or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or an express rejection of any applicable Takeover Proposal together with an express reaffirmation of its recommendation to its stockholders in favor of the Offer and the Merger shall be deemed to be a Company Adverse Recommendation Change.

        Section 6.9    Indemnification and Insurance.

        (a)   Parent and Merger Sub agree that all rights to advancement of expenses, indemnification and exculpation by the Company or any Company Subsidiary now existing in favor of each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any Company Subsidiary (each, together with such person's heirs, executors or administrators, an "Indemnified Party") as provided in the Company's or such Company Subsidiary's respective certificate of incorporation or bylaws, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date of this Agreement, shall survive the Merger from the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs.

        (b)   Without limiting the foregoing, from and after the Acceptance Time, each of Parent and the Surviving Corporation shall, jointly and severally, to the fullest extent that the Surviving Corporation would be permitted to do so under applicable Law, indemnify, defend and hold harmless (and advance funds in respect of each of the foregoing, subject to the indemnifying or advancing party's receipt of an unsecured undertaking by or on behalf of the Indemnified Party to repay such funds if it is ultimately determined that such Indemnified Party is not entitled to indemnification hereunder) each Indemnified Party against any costs or expenses (including advancing reasonable attorneys' fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, investigative or otherwise (an "Action"), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Acceptance Time in connection with such Indemnified Party serving as an officer or director of the Company or any of its Subsidiaries or any other Person if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

        (c)   Parent shall cause the Surviving Corporation, as of the Effective Time, to cause the individuals who have served as officers and directors of the Company prior to the Effective Time who are then covered by the directors' and officers' liability insurance policy currently maintained by the Company (the "D&O Insurance"), to be covered under a prepaid directors' and officers' liability insurance policy on terms and conditions no less advantageous to such individuals than the Company's existing directors' and officers' liability insurance policy, for a period of not less than six (6) years after the Effective Time, but only to the extent related to actions or omissions of such officers and directors at or prior to the Effective Time (including in respect of this Agreement and the Transactions) in their capacities as such, whether asserted or claimed prior to, at or after the Effective Time; provided, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance (the "Maximum Amount") to maintain or procure insurance coverage pursuant hereto; provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Surviving Corporation shall procure and maintain for such six-year (6) period as much coverage as is available for the Maximum Amount. Parent shall have the right to cause coverage to be extended under the D&O Insurance by causing the Surviving Corporation to obtain a six (6) year "tail" policy on terms and conditions no less advantageous to such former directors or officers than the D&O Insurance, and such "tail" policy shall satisfy the provisions of this Section 6.9(b). Notwithstanding anything to the contrary in this Agreement, the Company may, prior to the Effective Time, purchase a so-called "Reporting Tail Endorsement," provided that the Company does not pay more than the amount set forth on Section 6.9(c) of the Company Disclosure Letter for such Reporting Tail Endorsement, in which case, provided that Parent causes the Surviving Corporation to maintain such Reporting Tail Endorsement in full force and effect for its full term, Parent shall be relieved from its other obligations under this Section 6.9(c).

        (d)   If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or Surviving Corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.9.

        (e)   The obligations of Parent and the Surviving Corporation under this Section 6.9 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.9 applies without the written consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this

Section 6.9 applies shall be third party beneficiaries of this Section 6.9, each of whom may enforce the provisions of this Section 6.9). Parent shall pay all expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Party in connection with their enforcement of their rights provided in this Section 6.9; provided that such Indemnified Party prevails in such enforcement action.

        Section 6.10    Section 16 Matters.    Prior to the Acceptance Time, the Company shall take all such steps as may be required to cause the transactions contemplated by Section 2.8 and any other dispositions of equity securities of the Company (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 under the Exchange Act (in accordance with that certain SEC No-Action Letter to Skadden, Arps, Slate, Meagher & Flom LLP, dated January 12, 1999 issued by the SEC regarding such matters).

        Section 6.11    Convertible Notes.

        (a)   The Company shall use commercially reasonable efforts to provide, or shall use commercially reasonable efforts to cause to be provided, in accordance with the applicable provisions of the respective indentures (each, an "Indenture") under which were issued the Convertible Notes due 2010 and the Convertible Notes due 2024 to the trustee under each such Indenture and to each Holder (as defined in each such Indenture), any notices and announcements required by such Indenture to be delivered prior to the Effective Time in connection with the Transactions.

        (b)   The Surviving Corporation shall, on the Closing Date, execute such supplemental indenture to each Indenture as may be required under such Indenture in connection with the Transactions.

        (c)   The Company or the Surviving Corporation, as applicable, shall use commercially reasonable efforts to take all such further action as may be necessary to comply with all of the terms and conditions of each Indenture in connection with the Transaction, including (i) delivery of any officers' certificates and opinions of counsel required by each such Indenture, (ii) conducting any offer required under such Indenture to repurchase Convertible Notes issued thereunder, and (iii) taking any such other actions required in connection with clauses (i) and (ii).

        Section 6.12    State Takeover Laws.    The Company and the Company Board shall (a) use commercially reasonable efforts to ensure that no state takeover Law or similar Law is or becomes applicable to this Agreement, the Offer, the Merger or any of the other Transactions and (b) if any state takeover Law or similar Law becomes applicable to this Agreement, the Offer, the Merger, the Top-Up Option, the Majority Protection Option or any of the other Transactions, use commercially reasonable efforts to ensure that the Offer, the Merger, the Top-Up Option, the Majority Protection Option and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Offer, the Merger and the other Transactions. The Company and the Company Board shall not take any action to approve any Takeover Proposal made by any Person other than Parent or any Subsidiary of Parent for purposes of any state takeover Law or to cause any state takeover Law that would otherwise apply to any such Takeover Proposal to become inapplicable thereto, except to the extent such action is taken immediately prior to or concurrently with the termination of this Agreement by the Company in accordance with Section 8.1(d).

        Section 6.13    Financing.    The Company shall, at Parent's sole cost and expense, use its commercially reasonable efforts to cooperate with Parent in its efforts to consummate the financing of the Transactions. Such commercially reasonable efforts shall include, to the extent reasonably requested by Parent and at Parent's sole cost and expense, (a) providing direct contact between prospective lenders and the officers and directors of the Company and Company Subsidiaries, (b) providing assistance in preparation of confidential information memoranda, preliminary offering memoranda, financial information and other materials to be used in connection with obtaining such financing,

(c) cooperation with the marketing efforts of Parent and its financing sources for such financing, including participation in management presentation sessions, "road shows" and sessions with rating agencies, (d) providing assistance in obtaining any consents of third parties necessary in connection with such financing, (e) providing assistance in extinguishing existing Indebtedness of the Company and Company Subsidiaries and releasing Liens securing such Indebtedness, in each case to take effect at the Effective Time, (f) cooperation with respect to matters relating to pledges of collateral to take effect at the Effective Time in connection with such financing, (g) assisting Parent in obtaining legal opinions to be delivered in connection with such financing, (h) assisting Parent in securing the cooperation of the independent accountants of the Company and Company Subsidiaries, including with respect to the delivery of accountants' comfort letters, and (i) providing the financial information necessary for the satisfaction of the obligations and conditions set forth in the commitment letter relating to such financing within the time periods required thereby; provided, however, that the Company shall not be obligated to take any such action to the extent it would unreasonably interfere with the business or operations of the Company or Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries shall be required, under the provisions of this Section 6.13 or otherwise in connection with the financing (x) to pay any commitment or other similar fee prior to the Effective Time that is not advanced or substantially simultaneously reimbursed by Parent or (y) to incur any out-of-pocket expense unless such expense is advanced or substantially simultaneously reimbursed by Parent. Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with (1) any action taken by them at the request of Parent or Merger Sub pursuant to this Section 6.13 or in connection with the arrangement of the financing or (2) any information utilized in connection therewith (other than information provided by the Company or the Company Subsidiaries). Nothing contained in this Section 6.13 or otherwise shall require the Company to be an issuer or other obligor with respect to the financing prior to the Closing. All material, non-public information regarding the Company and the Company Subsidiaries provided to Parent, Merger Sub or their Representatives pursuant to this Section 6.13 shall be kept confidential by them in accordance with the Confidentiality Agreement except for disclosure to potential lenders as required in connection with the financing subject to customary confidentiality protections.

        Section 6.14    Stock Exchange De-listing.    Prior to the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ Stock Market LLC to enable the de-listing of the common stock of the Surviving Corporation from the NASDAQ Stock Market LLC and the deregistration of such common stock under the Exchange Act as promptly as practicable after the Effective Time.

        Section 6.15    Control of Operations.    Without in any way limiting any party's rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company's operations prior to the Board Appointment Date, and (b) prior to the Board Appointment Date, the Company shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its operations.

        Section 6.16    Obligations of Merger Sub and the Surviving Corporation.    Parent shall take all action necessary to cause Merger Sub, the Surviving Corporation and, following the Board Appointment Time, the Company, to perform their respective obligations under this Agreement.

        Section 6.17    Rule 14-10(d).    Prior to the Acceptance Time, the Company (acting through its Compensation Committee, composed solely of "independent directors" in accordance with the requirements of Rule 14d-10(d)(2) of the Exchange Act and the instructions thereto) shall take all such steps as may be required to cause each employment compensation, severance and employee benefit arrangement entered into by the Company or any Company Subsidiary after the date of this Agreement with any of its directors or employees pursuant to which consideration is paid to such director or employee to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) of the Exchange Act.

ARTICLE 7.

CONDITIONS

        Section 7.1    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligations of each party to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Law, waiver on or prior to the Closing Date of each of the following conditions:

        (a)    Stockholder Approval.    If required by Law, this Agreement shall have been duly adopted at the Company Stockholder Meeting by the Required Company Stockholder Vote.

        (b)    No Injunctions or Restraints.    No Judgment issued by a court of competent jurisdiction or by a Governmental Authority, nor any Law or other legal restraint or prohibition, shall be in effect that would make the Merger illegal or otherwise prevent or prohibit the consummation thereof; provided, that prior to invoking this Section 7.1(b), each party shall use its commercially reasonable efforts to have any such Judgment or other legal restraint or prohibition lifted.

        (c)    Completion of the Offer.    Parent or Merger Sub shall have accepted for payment and paid for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

        Section 7.2    Failure of Conditions.    Neither Parent nor the Merger Sub may rely on the failure of any condition set forth in Section 7.1 to be satisfied to excuse performance by such party of its obligations hereunder, if such failure was caused by such party's failure to act in good faith and in compliance with the terms of this Agreement and the Offer.

ARTICLE 8.

TERMINATION, AMENDMENT AND WAIVER

        Section 8.1    Termination.    This Agreement may be terminated and the Offer, Merger and other Transactions may be abandoned as follows:

        (a)   by mutual written consent of Parent, Merger Sub and the Company at any time prior to the Acceptance Time; or

        (b)   by either the Company or Parent as follows:

            (i)  if the Acceptance Time shall not have occurred on or before 5:00 p.m. New York time on January 29, 2010 (the "Walk Away Date"); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party if the failure of the Acceptance Time to occur on or before the Walk Away Date was caused by or resulted from the failure of such party (or any Affiliate of such party) to perform any covenant or agreement contained in this Agreement required to be performed by such party (or any Affiliate of such party); or

           (ii)  if any Judgment issued by a court of competent jurisdiction or by a Governmental Authority, or Law or other legal restraint or prohibition, in each case making the consummation of the Offer or Merger illegal or permanently restraining, enjoining or otherwise preventing the consummation thereof shall be in effect and shall have become final and nonappealable; provided that the party seeking the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used commercially reasonable efforts to resist, lift or resolve such Judgment, Law or other legal restraint or prohibition and the right to terminate this Agreement pursuant to this

  Section 8.1(b)(ii) shall not be available if the issuance of such Judgment, Law, legal restraint or prohibition was caused by or resulted from the failure of such party (or any Affiliate of such party) to perform any covenant or agreement in this Agreement required to be performed by such party (or any Affiliate of such party); or

        (c)   by Parent, prior to the purchase of any Shares pursuant to the Offer, if there shall have occurred a Company Adverse Recommendation Change; or

        (d)   by the Company, if each of the following conditions are satisfied:

          (1)   the Company has not materially breached Section 6.8;

          (2)   the Company Board prior to or concurrently with such termination approves, and the Company substantially concurrently with such termination enters into, a definitive agreement providing for the implementation of a Superior Proposal; and

          (3)   the Company simultaneously pays, or causes to be paid, the Termination Fee required by Section 8.3(b) to Parent in immediately available funds; or

        (e)   by Parent, prior to the purchase of any Shares pursuant to the Offer, if the Company shall have materially breached its obligations under Section 6.8; provided that such material breach was the result of actions taken or not taken by, at the direction of or with the consent or encouragement of any member of the Company's Knowledge group, any member of the Company Board or any senior individual employed by any financial, legal or other advisor to the Company in connection with the Transactions or, in the case of any other material breach of Section 6.8, such breach became known to any member of the Company's Knowledge group or any member of the Company Board and the Company failed to use its best efforts to cause such breach to cease to be ongoing; or

        (f)    by Parent, prior to the purchase of any Shares pursuant to the Offer, if there has been a breach of or failure to perform, as applicable, any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement (other than the covenants and agreements set forth in Section 6.8, in respect of which Section 8.1(e) shall apply), which breach or failure to perform (i) would cause the conditions set forth in clauses 2(b) or 2(c) of Annex A not to be satisfied, and (ii) shall not have been cured prior to the earlier of (x) thirty (30) days following receipt by the Company of written notice of such breach or failure to perform from Parent, and (y) the Walk Away Date; provided that neither Parent nor Merger Sub is then in material breach of any covenant or agreement under this Agreement; or

        (g)   by the Company, prior to the purchase of any Shares pursuant to the Offer, if there has been a breach of or failure to perform, as applicable, any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, which breach or failure to perform shall have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and shall not have been cured prior to the earlier of (i) thirty (30) days following receipt by Parent of written notice of such breach or failure to perform from the Company, and (ii) the Walk Away Date; provided that the Company is not then in material breach of any covenant or agreement under this Agreement; or

        (h)   by the Company if, for any reason, (i) Merger Sub shall have failed to commence the Offer within the time period specified in the first sentence of Section 1.1(a), (ii) Merger Sub terminates or makes any change to the Offer in material beach of the terms of this Agreement, or (iii) Merger Sub shall have breached its obligation hereunder to purchase all Shares validly tendered and not properly withdrawn as of the initial Expiration Date or any subsequent Expiration Date established in accordance with the terms set forth in this Agreement, provided that the Company shall not be permitted to terminate this Agreement pursuant to the immediately preceding clause (ii) unless the breach referred to therein shall not have been cured prior to the earlier of (x) three (3) Business Days following receipt by Parent of written notice of such breach from the Company, and (y) the Walk Away Date.

        The party desiring to terminate this Agreement shall deliver written notice of such termination to the other party, setting forth in such notice the provision of this Section 8.1 pursuant to which such party is terminating this Agreement.

        Section 8.2    Effect of Termination.    Upon the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void except for the provisions of (a) this Section 8.2, (b) Section 8.3 (Fees and Expenses), (c) Article 9 (General Provisions), and (d) Section 6.13 (but only with respect to Parent's reimbursement and indemnification obligations under such Section 6.13), which shall survive such termination; provided that, except as otherwise provided in the last sentence of Section 8.3(c), nothing herein shall relieve any party from liability for any willful breach of this Agreement. The Confidentiality Agreement shall not be affected by the termination of this Agreement and shall continue in full force and effect in accordance with its terms.

        Section 8.3    Fees and Expenses.

        (a)   Except as set forth in this Section 8.3 and Section 6.13, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees and expenses, whether or not the Offer or the Merger is consummated.

        (b)   The Company shall pay Parent:

            (i)  a termination fee of $77,400,000 (the "Termination Fee"), in the event that (A) this Agreement is terminated by the Company pursuant to Section 8.1(d), or (B) by Parent pursuant to Section 8.1(c); or

           (ii)  a Termination Fee, in the event that this Agreement is terminated (x) by Parent pursuant to Section 8.1(e), (y) by either Parent or the Company pursuant to Section 8.1(b)(i) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 8.1(b)(i), or (z) by Parent pursuant to Section 8.1(f) as a result of a breach of any covenant or agreement of the Company contained in this Agreement, so long as, in the case of the immediately preceding clauses (x), (y) and (z), (A) before the date of such termination, a Takeover Proposal shall have been publicly announced or otherwise been publicly communicated to the Company Board or the holders of Company Common Stock and, in each case, not subsequently publicly withdrawn, and (B) within twelve (12) months after the date of such termination, the Company shall have entered into a definitive agreement for any Takeover Proposal, which Takeover Proposal is ultimately consummated (provided, that for purposes of this Section 8.3(b)(ii), each reference to "20%" in the definition of Takeover Proposal shall be deemed to be a reference to "50%").

        Any Termination Fee due under Section 8.3(b)(i)(A) shall be paid to the Parent by wire transfer of same-day funds concurrently with the termination. Any Termination Fee due under Section 8.3(b)(i)(B) shall be paid to the Parent by wire transfer of same-day funds within two (2) Business Days of the date of termination. Any Termination Fee due under Section 8.3(b)(ii) shall be paid to Parent by wire transfer of same-day funds within two (2) Business Days after the date on which the applicable Takeover Proposal is consummated. For the avoidance of doubt, the Company shall not be required to pay a Termination Fee pursuant to more than one clause of this Section 8.3(b) or on more than one occasion.

        (c)   The parties acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. If the Company fails promptly to pay any amount due pursuant to Section 8.3, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent its documented and reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at a per annum rate equal to the prime rate of Citibank, N.A., in effect on the date such payment was required to be made, plus two percent (2%). Parent and Merger Sub acknowledge and agree that, notwithstanding anything contained in this Agreement to the contrary (but subject to the terms of the immediately following proviso), if the Termination Fee is paid to Parent pursuant to Section 8.3(b)(i) or Section 8.3(b)(ii)(y), such payment of the Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub arising out of or in connection with this Agreement, the Transactions and such termination; provided that, notwithstanding the terms in this sentence, Parent and Merger Sub shall have the right to assert a claim that the Company willfully breached Section 6.8 of this Agreement (and, if such willful breach is determined to have occurred, the payment of the Termination Fee shall not be the sole and exclusive remedy of Parent and Merger Sub in respect thereof) if (and only if) (i) Parent gives written notice to the Company in good faith prior to or promptly following the time of payment of such Termination Fee of Parent's belief that the Company willfully breached Section 6.8 and such willful breach gave rise to circumstances resulting in such payment of the Termination Fee, if such breach is then known to Parent, or (ii) Parent alleges that a willful breach of Section 6.8 of this Agreement gave rise to circumstances resulting in such payment of the Termination Fee and Parent certifies in writing to the Company that such breach was not known to Parent at the time of termination of this Agreement.

        Section 8.4    Amendment.    Subject to Section 1.3(c), at any time prior to the Effective Time, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after adoption of this Agreement and the Transactions by the respective Boards of Directors or stockholders of the parties hereto; provided, however, that after any such adoption by the holders of Shares, no amendment shall be made that, by applicable Law, requires further approval of such stockholders, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

        Section 8.5    Waiver.    Subject to Section 1.1 and Section 1.3(c), at any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Such extension or waiver shall not apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. Subject to the last sentence of Section 8.3(c), the failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights or preclude any other or further exercise of such rights or any other rights under this Agreement; provided that the foregoing shall not modify or extend the duration of any Recommendation Period pursuant to Section 6.8(d).

        Section 8.6    Procedure for Termination, Amendment, Extension or Waiver.    A termination of this Agreement pursuant to Section 8.1, an amendment, modification or supplement of this Agreement pursuant to Section 8.4 or an extension or waiver of this Agreement pursuant to Section 8.5 shall, in order to be effective, require, in the case of Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors (which, in the case of the Company, shall include the approval contemplated by Section 1.3).

ARTICLE 9.

GENERAL PROVISIONS

        Section 9.1    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or

(iii) on the date of confirmation of receipt (or, the first (1st) Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile (provided that any notice received by facsimile transmission or otherwise at the addressee's location on any Business Day after 5:00 p.m. (addressee's local time) shall be deemed to be received at 9:00 a.m. (addressee's local time) on the next Business Day), in each case to the intended recipient as set forth below:

    if to the Company:

    Sepracor Inc.
    84 Waterford Drive
    Marlborough, Massachusetts 01752
    Attn: Adrian Adams, President and Chief Executive Officer
    Facsimile: (508) 357-7492

    and

    Sepracor Inc.
    84 Waterford Drive
    Marlborough, Massachusetts 01752
    Attn: Andrew I. Koven, Executive Vice President, General Counsel and Corporate Secretary
    Facsimile: 508-357-7511

    with copies (which shall not constitute notice) to:

    Willkie Farr & Gallagher LLP
    787 Seventh Avenue
    New York, New York 10019
    Attn: William J. Grant, Jr.
             Russell L. Leaf
             Adam M. Turteltaub
    Facsimile: (212) 728-8111

    and

    Wilmer Cutler Pickering Hale and Dorr LLP
    60 State Street
    Boston, MA 02109
    Attn: Hal J. Leibowitz
             Susan W. Murley
    Facsimile: (617) 526-5000

    if to Parent or Merger Sub:

    Dainippon Sumitomo Pharma Co., Ltd.
    6-8 Doshomachi 2-Chome
    Chuo-Ku, Osaka 541-0045
    Japan
    Attn: Noriaki Okuda, Director, Legal Affairs
    Facsimile: +(81)-(6)- 6203-2129

    with copies (which shall not constitute notice) to:

    Paul, Weiss, Rifkind, Wharton & Garrison LLP
    1285 Avenue of the Americas
    New York, NY 10019-6064
    Attn: Toby S. Myerson
             Ariel J. Deckelbaum
             Jeffrey D. Marell
    Facsimile: (212) 757-3990

    and

    Paul, Weiss, Rifkind, Wharton & Garrison LLP
    Fukoku Seimei Building, 2nd Floor
    2-2 Uchisaiwaicho 2-chome
    Chiyoda-ku, Tokyo 100-0011
    Japan
    Attn: Kaye N. Yoshino
    Facsimile: +(81)-(3)-3597-8120

        Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telex, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth; provided, however, that such change of address notification shall be effective on the later of the date specified in the notice or five (5) Business Days after such notice is given.

        Section 9.2    Nonsurvival of Representations and Warranties.    None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement contained in this Agreement that by its terms contemplates performance after the Effective Time.

        Section 9.3    Interpretations.    When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." With respect to the determination of any period of time, the words "from," "since," "between" mean "from and including" and the words "to" and "until" each mean "to but excluding." The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The parties hereto agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

        Section 9.4    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware without regard to the conflict or choice of laws provisions thereof that would give rise to the application of the domestic substantive law of any other jurisdiction.

        Section 9.5    Jurisdiction; Waiver of Jury Trial.

        (a)   Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the Transactions, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) agrees not to assert as a defense, counterclaim or otherwise that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgments, attachments prior to judgment, attachments in advance of execution of judgment, execution of judgment or otherwise), and (v) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the Transactions in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.1. Nothing in this Section 9.5(a), however, shall affect the right of any party to serve legal process in any other manner permitted by Law.

        (b)   EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

        Section 9.6    Counterparts; Facsimile Transmission of Signatures.    This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or other electronic transmission, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. This Agreement may be executed and delivered by facsimile or .pdf transmission.

        Section 9.7    Assignment; No Third Party Beneficiaries.

        (a)   This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any party hereto without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void.

        (b)   Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof. Notwithstanding the foregoing, from and after the Effective Time Section 6.9 (with respect to which the Indemnified Parties shall be third party beneficiaries) is for the benefit of the Persons named therein and such Persons may specifically enforce such provisions.

        Section 9.8    Severability.    If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

        Section 9.9    Entire Agreement.    This Agreement (including the Company Disclosure Letter, the Exhibits hereto and the documents and instruments referred to herein that are to be delivered at Closing) and the Confidentiality Agreement contain all of the terms of the understandings of the parties hereto with respect to the subject matter hereof and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, whether written or oral, with respect to the subject matter hereof, and the parties hereto specifically disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement. The representations and warranties set forth in Article 3 and Article 4 and the covenants set forth in Section 5.1 and Section 5.2 have been made solely for the benefit of the parties to this Agreement and (a) may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate; (b) have been qualified by reference to the Company Disclosure Letter, which contains certain disclosures that are not reflected in the text of this Agreement; and (c) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company.

        Section 9.10    Enforcement.

        (a)   Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement and this right shall include the right of the parties to cause the Transactions to be consummated on the terms set forth in this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at Law or in equity or pursuant to this Agreement. Each of the parties hereto hereby waives any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate.

        (b)   Notwithstanding the parties' rights to specific performance or injunctive relief or both pursuant to Section 9.10(a), each party may pursue any other remedy available to it at Law or in equity, including monetary damages; provided, that it is understood and agreed that claims for monetary damages following termination of this Agreement shall be (x) limited to those arising from or relating to any willful breach of this Agreement prior to such termination and (y) subject to the last sentence of Section 8.3(c). If a court has granted an award of damages in connection with any willful breach by Parent and/or Merger Sub of the terms or conditions set forth in this Agreement, the Company may, on behalf of its stockholders, enforce such award and accept damages for such breach, and Parent agrees that such damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by the Company's stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money). In addition, if a court has granted an award of damages in connection with any willful breach by the Company of the terms or conditions set forth in this Agreement, the Company agrees that Parent's damages shall not be limited to reimbursement of expenses or out-of-pocket costs and that Parent and Merger Sub shall be entitled to make claims for damages based on the loss of economic benefits of the Offer, the Merger and the other Transactions that Parent alleges would be realized by Parent, its stockholders or Merger Sub upon the consummation of the Transactions. Notwithstanding anything in this Agreement to the contrary, prior to the termination of this Agreement in accordance with its terms, no party hereto shall be permitted to make any claim or commence any action, suit or proceeding seeking monetary damages against any other party hereto in connection with or arising out of this Agreement or the Transactions, provided that the foregoing shall be without prejudice to the right of any party to seek such monetary damages following such termination in accordance with, and subject to the limitations set forth in, this Agreement.

        Section 9.11    Disclosure Letter.    The inclusion of any information in the Company Disclosure Letter shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would reasonably be expected to result in a Company Material Adverse Effect or is outside the Ordinary Course of Business.

*            *            *            *             *

[Signatures on following page]

        IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above.

SEPRACOR INC.
By:	/s/ ADRIAN ADAMS
Name: Adrian Adams Title: President & Chief Executive Officer
DAINIPPON SUMITOMO PHARMA CO., LTD.
By:	/s/ MASAYO TADA
Name: Masayo Tada Title: President & Chief Executive Officer
APTIOM, INC.
By:	/s/ NOBUHIKO TAMURA
Name: Nobuhiko Tamura Title: President

 Annex A

Conditions of the Offer

        Capitalized terms used in this Annex A but not defined herein have the meanings assigned to such terms in the Agreement and Plan of Merger (the "Agreement") of which this Annex A is a part.

        1.     Notwithstanding any other term of the Offer or the Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Merger Sub's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and may, subject to the provisions of the Agreement, delay the acceptance for payment of or the payment for, any tendered Shares, and (subject to the provisions of the Agreement) may terminate the Offer and not accept for payment any tendered Shares, unless each of the following conditions are satisfied:

          (a)   immediately prior to the expiration of the Offer (as extended in accordance with the Agreement), the number of Shares validly tendered (including by guaranteed delivery) and not properly withdrawn, together with any Shares beneficially owned by Parent or any Subsidiary of Parent, equals at least a majority of the shares of Company Common Stock outstanding on a fully diluted basis on the date of purchase (where "on a fully diluted basis" means the sum of (i) the number of shares of Company Common Stock outstanding on the date of purchase, plus (ii) the aggregate number of shares of Company Common Stock issuable upon the conversion, exercise or exchange of all securities issued by the Company or other rights issued or granted by the Company (other than the Rights) that, in each case are outstanding on the date of purchase and that, as of the date of purchase, are convertible into or exercisable or exchangeable for shares of Company Common Stock, excluding in each case any shares of Company Common Stock that are issuable upon the conversion, exercise or exchange of (w) any Convertible Note, (x) any Option that has an exercise price in excess of $26.00 per share of Company Common Stock, (y) any Option, Restricted Stock Unit or share of Restricted Stock that is not vested as of the date of purchase and would not be vested immediately after giving effect to the consummation of the Offer), or (z) the Top-Up Option or the Majority Protection Option (the "Minimum Tender Condition"); or

          (b)   immediately prior to the expiration of the Offer (as extended in accordance with the Agreement), any waiting period (and any extensions thereof) under the HSR Act shall have expired or been terminated; or

          (c)   the Company shall have delivered to Parent and Merger Sub not more than five (5) Business Days nor less than one (1) Business Day, prior to the expiration of the Offer (as extended in accordance with the Agreement), a certificate or certificates, in compliance with Treasury Regulations Section 1.1445-2, certifying that the Transactions are exempt from withholding under Section 1445 of the Code.

        2.     In addition, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Merger Sub's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and may, subject to the provisions of the Agreement, delay the acceptance for payment of or the payment for, any tendered Shares, and (subject to the provisions of the Agreement) may terminate the Offer and not accept for payment any tendered Shares, if at any time on or after the date of the Agreement and before the expiration of the Offer, any of the following shall have occurred and be continuing:

          (a)   any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which has the effect of prohibiting the

Annex A-1

  consummation of the Offer or making the Merger illegal or otherwise prohibiting consummation of the Merger or the other Transactions; provided, that in no event shall this condition be satisfied, and neither the Offer nor the Merger shall be consummated, if a Japanese court or other Japanese Governmental Authority of competent jurisdiction shall have issued an order, stay, decree, judgment or injunction (preliminary or permanent) to Parent, the representative director of Parent, all or a part of the board of directors of Parent or the Chief Executive Officer of Parent, directing any of them to not consummate, or to not allow Parent or Merger Sub to consummate, the Offer or the Merger, or making illegal or otherwise prohibiting the consummation of the Transactions;

          (b)   (i) any of the Company's representations or warranties set forth in Section 3.3(a) or the first sentence of Section 3.3(d) of the Agreement shall not be true and correct in all respects as of the date of the Agreement and as of the Acceptance Time (or, if made as of a specific date, as of such date), (ii) any of the Company's representations or warranties set forth in the second sentence of Section 3.2(a) or the first sentence of Section 3.2(d) of the Agreement shall not be true and correct as of the specific date such representations and warranties have been made by the Company as set forth therein, except where the failure of such representation or warranties to be true and correct shall not result in an aggregate additional cost to Parent or Merger Sub in excess of $1,000,000 or (iii) any of the Company's other representations and warranties set forth in the Agreement that (A) are not made as of a specific date are not true and correct as of the date of the Agreement and as of the Acceptance Time or (B) are made as of a specific date are not true and correct as of such date, in each case, except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth in such representations and warranties), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

          (c)   the Company shall have failed to perform in any material respect any covenant or obligation required to be performed or complied with by it under the Agreement at or prior to the Acceptance Time;

          (d)   Parent and Merger Sub shall not have received a certificate executed by the Company's Chief Executive Officer and Chief Financial Officer confirming on behalf of the Company that the conditions set forth in clauses (b) and (c) of paragraph (2) of this Annex A are duly satisfied immediately prior to the Acceptance Time;

          (e)   since the date of this Agreement, there shall have occurred a Company Material Adverse Effect; or

          (f)    the Agreement shall have been validly terminated in accordance with Article 8 of the Agreement.

        The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be waived only by Parent or Merger Sub, and then, in whole or in part, at any time and from time to time in the sole discretion of Parent or Merger Sub (except for any condition that, pursuant to Section 1.1(e) of the Agreement, may only be waived with the Company's consent). The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time in accordance with the terms of the Agreement.

Annex A-2

 Exhibit A

Definitions

        "Affiliate" means, as to any Person (a) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person, and (b) the spouse and the parents, grandparents, brothers and sisters, children, and grandchildren of such Person or of such Person's spouse. For this purpose, "control" (including, with its correlative meanings, "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

        "Antitrust Laws" means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

        "Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Tokyo, Japan or New York, New York are authorized or obligated pursuant to Law to be closed; provided, however, that for purposes of Sections 1.1(b), 1.1(d) and 1.2(b) of the Agreement, "Business Day" shall mean "Business Day" as defined in Rule 14d-1(g)(3) promulgated by the SEC under the Exchange Act.

        "Canadian Subsidiaries" means Sepracor Canada, Inc., Sepracor Canada (Nova Scotia) Limited, Sepracor Pharmaceuticals, Inc. and any predecessor entity thereof and "Canadian Subsidiary" means any one of them.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Company Intellectual Property" means any Intellectual Property owned by the Company or the Company Subsidiaries that is material to the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted (including for the sale of those products of the Company and the Company Subsidiaries that are currently in clinical testing or otherwise under development by or for the Company).

        "Company Material Adverse Effect" means any change, event, occurrence or development that has a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following, or any change, event, occurrence or development resulting or arising from the following, shall constitute, or shall be considered in determining whether there has occurred, a Company Material Adverse Effect:

          (a)   changes in conditions in the U.S., Japanese or global economy or capital, financial or securities markets generally, including changes in exchange rates (provided that such changes do not affect the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other Similarly Situated Companies);

          (b)   changes in general market or economic conditions in the industries in which the Company or any of the Company Subsidiaries operate generally or in any specific jurisdiction or geographical area in the U.S. or elsewhere in the world (provided that such changes do not affect the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other Similarly Situated Companies);

          (c)   changes in U.S., Japanese or foreign general legal, Tax, regulatory (including the rules, regulations and administrative policies of the FDA or interpretations thereof), political, legislative or business conditions in the countries in which the Company or any of the Company Subsidiaries operate (provided that such changes do not affect the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other Similarly Situated Companies);

          (d)   changes resulting from compliance with the terms and conditions of this Agreement or from the announcement or pendency of the transactions contemplated hereby;

          (e)   any adoption, implementation, promulgation, repeal, modification, reinterpretation, proposal or other changes after the date of this Agreement in applicable United States or foreign, federal, state or local Law or interpretations thereof (including any health reform statutes, rules or regulations or interpretations thereof);

          (f)    changes in GAAP or accounting standards or the interpretation thereof;

          (g)   any change, event, occurrence or development relating to (i) SEP-225289, (ii) SEP-225441, (iii) regulatory approval of STEDESA in the U.S. or Canada, including without limitation the process and timing thereof, and/or the Company's New Drug Application for STEDESA filed with the FDA or the Company's New Drug Submission for STEDESA filed with Health Canada, or (iv) the Company's efforts to obtain a pediatric exclusivity extension for LUNESTA;

          (h)   any change, event, occurrence or development relating to the products or product candidates of any Person (other than the Company and the Company Subsidiaries), including the entry into the market of products competitive with any of the Company's or any Company Subsidiary's products or product candidates;

          (i)    any change, event, occurrence or development relating to the failure to receive any regulatory approvals for any of the Company's or any Company Subsidiary's product or product candidates including, without limitation, STEDESA, or the Company's or any Company Subsidiary's failure to successfully conduct clinical trials in a timely manner for any of its products in development or any other regulatory development affecting the Company's or any Company Subsidiary's products, product candidates or products in development;

          (j)    any changes in the share price or trading volume of the Company Common Stock, in the Company's credit rating or in any analyst's recommendation with respect to the Company, and any failure of the Company to meet projections, guidance, milestones, forecasts or published financial or operating predictions (it being agreed that the facts and circumstances giving rise to any of the foregoing events or failures, unless excluded by another clause of this definition, may be taken into account in determining whether a Company Material Adverse Effect has occurred);

          (k)   any litigation arising from or relating to the Offer, the Merger or the other Transactions;

          (l)    any decision, ruling, change, event, occurrence or development relating to a Specified Litigation;

          (m)  any action by any Governmental Authority relating to the government pricing errors disclosed by the Company in the Qualifying SEC Reports;

          (n)   any action by the FTC or DOJ relating to any settlement the Company has entered into regarding any Abbreviated New Drug Application; and

          (o)   any natural disaster, weather-related events or other acts of God, acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement (provided that such changes do not affect the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other Similarly Situated Companies).

        "Company Registered Intellectual Property" means all applications for and registrations for any patents (including divisions, continuations, continuations-in-part and renewals), trademarks, service marks, trade names, trade dress, domain names, copyrights and designs (including industrial designs), in each case owned by or registered to the Company or any of the Company Subsidiaries.

        "Contract" means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation.

        "Convertible Notes" means the Convertible Notes due 2010 and the Convertible Notes due 2024.

        "Convertible Notes due 2010" means the Company's 0% Series B convertible senior subordinated notes due 2010 issued pursuant to Indenture, dated December 12, 2003 between the Company and JP Morgan Bank, as Trustee.

        "Convertible Notes due 2024" means the Company's 0% convertible senior subordinated notes due 2024 issued under the Indenture, dated December 22, 2004, between the Company and JPMorgan Chase Bank, as Trustee.

        "Environmental Laws" mean all applicable Laws of any Governmental Authority relating to Environmental Matters.

        "Environmental Matters" means (A) pollution, contamination, protection of the environment, health, safety or sanitation as each relates to the environment, (B) emissions, discharges, releases or threatened releases of Hazardous Substances into or through the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface or buildings, or (C) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances as such relates to the environment.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "FDA" means the United States Food and Drug Administration.

        "Hazardous Substances" means: (i) any substance that is listed, classified or regulated as a "hazardous substance," "hazardous waste," hazardous material," "toxic substance," "pollutant," or "contaminant" under any Environmental Laws; or (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint, polychlorinated biphenyls, radioactive material or radon.

        "Indebtedness" of any Person means (i) any indebtedness or other obligation of the such Person for borrowed money, whether current, short-term or long-term, secured or unsecured, (ii) any indebtedness of such Person evidenced by any note, bond, debenture or other security or similar instrument, (iii) any liability of such Person with respect to interest rate or currency swaps, collars, caps and similar hedging obligations, (iv) any liabilities of such Person for the deferred purchase price of property or other assets (including "earn-out" payments, but specifically excluding trade payables incurred in the Ordinary Course of Business), (v) any liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases, (vi) any obligations of such Person for any bank overdrafts, (vii) all accrued interest, premiums, penalties and other obligations relating to the foregoing, and (viii) obligations of such Person in respect of the indebtedness of any other Person. Any reference in the Agreement to "Indebtedness of the Company" shall mean Indebtedness of the Company and any of the Company Subsidiaries.

        "International Plan" means, whether or not written and whether or not required by applicable Law, any material employment, consultancy, severance or similar service agreement, plan, arrangement or policy and any other material plan or arrangement providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), medical, dental, vision or prescription benefits, disability or sick leave benefits, life insurance, employee assistance program, workers' compensation, supplemental unemployment benefits and post-employment or retirement benefits (including compensation, pension or insurance benefits), which is not an Employee Benefit Plan, and which is sponsored, maintained, administered, contributed to, extended or arranged by the Company or any Company Subsidiary and covers any current of former employee, director or independent contractor of the Company or any Company Subsidiary, where such individual is located exclusively outside of the United States.

        "Intervening Event" means a change, event, occurrence, development or circumstance in respect of the Company or any of the Company Subsidiaries that was not actually known to the Company Board on the date of this Agreement, which change, event, occurrence, development or circumstance, or any consequences thereof, becomes known to the Company Board prior to the Acceptance Time; provided, however, that in no event shall the receipt, existence or terms of a Takeover Proposal constitute an Intervening Event.

        "IRS" means the United States Internal Revenue Service.

        "Knowledge" and similar phrases mean the actual knowledge, as of the date hereof, of each of (a) in the case of the Company, the President and Chief Executive Officer, the Chief Commercial Officer, the Chief Financial Officer, the General Counsel, each Executive Vice President of the Company and the Senior Vice President for Legal Affairs and Deputy General Counsel, and (b) in the case of Parent or Merger Sub, the Chief Executive Officer, the President, the Chief Financial Officer, and the Director, Legal of Parent.

        "Lien" means, with respect to any asset, any material mortgage, lien, pledge, charge, security interest, claim or encumbrance in respect of such asset.

        "Option Consideration" means, with respect to any share of Company Common Stock issuable under a particular Option, an amount equal to (i) the Merger Consideration per share of Company Common Stock less (ii) the exercise price payable in respect of each share of Company Common Stock issuable under such Option.

        "Option" means any option granted, and, immediately before the Effective Time, not exercised, expired or terminated, to a current or former employee, director or independent contractor of the Company or any of the Company Subsidiaries or any predecessor thereof to purchase shares of Company Common Stock pursuant to the Stock Plans.

        "Ordinary Course of Business" means the ordinary course of business, consistent in all material respects with past practice.

        "Parent Material Adverse Effect" means any change, event, occurrence, effect or development that would reasonably be expected to prevent, or materially impair or delay, the ability of either Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Offer, the Merger or any of the other Transactions.

        "Person" includes any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, labor union or similar entity or other legal entity or organization.

        "Qualifying SEC Report" means (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and (b) any Company SEC Report filed or furnished on or after the date of filing of such Form 10-K that is filed with or furnished to the SEC on the SEC's EDGAR system at least one (1) Business Day prior to the date of this Agreement.

        "Restricted Stock" means any award of restricted Shares outstanding immediately before the Acceptance Time or the Effective Time, as applicable, with respect to which the restrictions have not lapsed, and which award shall not have previously expired or terminated, to a current or former employee, director or independent contractor of the Company or any of the Company Subsidiaries or any predecessor thereof pursuant to any applicable Stock Plan.

        "Restricted Stock Unit" means any award of restricted Share units outstanding immediately before the Acceptance Time or the Effective Time, as applicable, with respect to which the restrictions have not lapsed, and which award shall not have previously expired or terminated, to a current or former employee, director or independent contractor of the Company or any of the Company Subsidiaries or any predecessor thereof pursuant to any applicable Stock Plan.

        "SEC" means the United States Securities and Exchange Commission.

        "Similarly Situated Companies" means Shire plc, Cephalon, Inc., Forest Laboratories, Inc., King Pharmaceuticals, Inc., Endo Pharmaceuticals Holdings Inc., Biovail Corporation, Valeant Pharmaceuticals International, Medicis Pharmaceutical Corporation, and Salix Pharmaceuticals, Inc.

        "Specified Litigation" means collectively, (i) Dey, L.P. and Dey, Inc. and Mylan Inc. v. Sepracor Inc., No. 07-2353 (JGK), (ii) Sepracor Inc. v. Alphapharm Pty. Ltd. and Mylan, Inc., No. 09-1302, (iii) Sepracor Inc. v.Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries, Ltd., No. 09-1302, (iv) Sepracor Inc. v. Sun Pharma Global Inc., Sun Pharmaceutical Industries Inc., and Sun Pharmaceutical Industries Ltd., No. 09-1302, (v) Sepracor Inc. v. Wockhardt Ltd. and Wockhardt USA Inc., No. 09-1302, (vi) Sepracor Inc. v. Lupin Pharmaceuticals, Inc. and Lupin Ltd., No. 09-1302 , (vii) Sepracor Inc. v. Roxane Laboratories, Inc., No. 09-1302, (viii) Sepracor Inc. v. Glenmark Generics Inc., USA, Glenmark Generics, Ltd., and Glenmark Pharmaceuticals, Ltd., No. 09-1302, (ix) Sepracor Inc. v. Orchid Healthcare; Orchid Chemicals & Pharmaceuticals, Ltd; and Orgenus Pharma Inc., No. 09-1302, (x) Sepracor Inc. v. Dr. Reddy's Laboratories, Ltd.; Dr. Reddy's Laboratories, Inc., No. 09-1302, (xi) Sepracor Inc. v. Cobalt Laboratories Inc.; and Cobalt Pharmaceuticals Inc., No. 09-1302, (x) Sepracor Inc. v. Dey, L.P. and Dey, Inc., No. 06-113 (JJF), (xi) Sepracor Inc. v. Dey, L.P. and Dey, Inc., No. 06-604 (JJF), (consolidated with Sepracor Inc. v. Dey, L.P. and Dey,  Inc., No. 06-113 (JJF)) (xii) Dey, L.P. and Dey, Inc. v. Sepracor Inc., No. 08-372-JJF and (xiii) any other litigation that could have been a part of or relates to the same subject matter as a case identified in clauses (i) through (xii) hereof.

        "Stock Plans" means the Sepracor Inc. 1991 Amended and Restated Stock Option Plan, Sepracor Inc. 1991 Director Stock Option Plan, Sepracor Inc. 1997 Stock Option Plan, Sepracor Inc. 1999 Stock Option Plan, Sepracor Inc. 2000 Stock Incentive Plan, Sepracor Inc. 2002 Stock Incentive Plan, Sepracor Inc. 2008 Director Stock Incentive Plan and Sepracor Inc. 2009 Stock Incentive Plan.

        "Subsidiary" means, with respect to any party, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such party (or another Subsidiary of such party) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

        "Superior Proposal" means an unsolicited written Takeover Proposal received after the date of this Agreement for outstanding equity securities (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) not then owned by the offeror or its Affiliates or all or substantially all of the consolidated assets of the Company and Company Subsidiaries on terms that the Company Board determines in good faith by a majority vote, after consultation with a financial advisor of nationally recognized reputation (it being acknowledged that the Company Financial Advisors meet such qualification) and outside legal counsel and taking into account all the financial, legal, regulatory aspects and terms and conditions of the Takeover Proposal and this Agreement, including any break-up fees, are more favorable from a financial point of view to the Company's stockholders than as provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement), which the Company Board determines is reasonably likely to be consummated and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Company Board, and which is not subject to any condition to consummation based on the availability of financing; provided that for purposes of the definition of "Superior Proposal," the references to "20%" in the definition of Takeover Proposal shall be deemed to be references to "50%".

        "Takeover Proposal" shall mean, other than the Transactions, any proposal or offer from any Person (other than Parent, Merger Sub or any of their Affiliates) or "group" (as defined in Section 13(d) of the Exchange Act) for (i) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any Company Subsidiary) or businesses of the Company and the Company Subsidiaries that constitute 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (ii) the acquisition from the Company (whether in a single transaction or a series of related transactions) of 20% or more of the equity securities of the Company, (iii) a tender offer or exchange offer that if consummated would result in any Person or "group" (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the equity securities of the Company or (iv) a merger, consolidation, share exchange, business combination, joint venture, recapitalization, liquidation, dissolution or similar transaction involving the Company, in each case, other than the Transactions (other than mergers, consolidations, recapitalizations, share exchanges or other business combinations involving solely wholly-owned Company Subsidiaries).

        "Taxes" means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

        "Tax Returns" means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

        "Treasury Regulations" means the Treasury regulations promulgated under the Code.

 Exhibit B

Form of Amended Certificate of Incorporation of the Surviving Corporation

        1.     The name of the corporation is Sepracor Inc. (the "Corporation").

        2.     The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware, 19801. The name of its registered agent at such address is The Corporation Trust Company.

        3.     The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

        4.     The total number of shares of stock which the Corporation shall have authority to issue is 1,000, all of which shall be shares of Common Stock with the par value of $0.01 per share.

        5.     The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

        6.     Unless and except to the extent that the By-laws of the Corporation (the "By-laws") shall so require, the election of directors of the Corporation need not be by written ballot.

        7.     The Corporation expressly elects not to be governed by Section 203 of the DGCL.

        8.     To the fullest extent permitted under the DGCL, as amended from time to time, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment or repeal of the foregoing provision shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment or repeal.

        9.     (a)    Actions, Suits and Proceedings Other than by or in the Right of the Corporation.    The Corporation shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. Notwithstanding anything to the contrary in this Section 9, except as set forth in Section 9(f) below, the Corporation shall not indemnify an Indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by the Indemnitee unless the initiation thereof was approved by the Board of Directors of the Corporation.

        (b)    Actions or Suits by or in the Right of the Corporation.    The Corporation shall indemnify any Indemnitee who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses (including attorneys' fees) which the Court of Chancery of Delaware or such other court shall deem proper.

        (c)    Indemnification for Expenses of Successful Party.    Notwithstanding the other provisions of this Section 9, to the extent that an Indemnitee has been successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in Sections 9(a) and 9(b), or in defense of any claim, issue or matter therein, or on appeal from any such action, suit or proceeding, he shall be indemnified against all expenses (including attorneys' fees) actually and reasonably incurred by him or on his behalf in connection therewith. Without limiting the foregoing, if any action, suit or proceeding is disposed of, on the merits or otherwise (including a disposition without prejudice), without (i) the disposition being adverse to the Indemnitee, (ii) an adjudication that the Indemnitee was liable to the Corporation, (iii) a plea of guilty or nolo contendere by the Indemnitee, (iv) an adjudication that the Indemnitee did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and (v) with respect to any criminal proceeding, an adjudication that the Indemnitee had reasonable cause to believe his conduct was unlawful, the Indemnitee shall be considered for the purposes hereof to have been wholly successful with respect thereto.

        (d)    Notification and Defense of Claim.    As a condition precedent to his right to be indemnified, the Indemnitee must notify the Corporation in writing as soon as practicable of any action, suit, proceeding or investigation involving him for which indemnity will or could be sought. With respect to any action, suit, proceeding or investigation of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to the Indemnitee. After notice from the Corporation to the Indemnitee of its election so to assume such defense, the Corporation shall not be liable to the Indemnitee for any legal or other expenses subsequently incurred by the Indemnitee in connection with such claim, other than as provided below in this Section 9(d). The Indemnitee shall have the right to employ his own counsel in connection with such claim, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of the Indemnitee unless (i) the employment of counsel by the Indemnitee has been authorized by the Corporation, (ii) counsel to the Indemnitee shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the Corporation and the Indemnitee in the conduct of the defense of such action or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of counsel for the Indemnitee shall be at the expense of the Corporation, except as otherwise expressly provided by this Section 9. The Corporation shall not be entitled, without the consent of the Indemnitee, to assume the defense of any claim brought by or in the right of the Corporation or as to which counsel for the Indemnitee shall have reasonably made the conclusion provided for in clause (ii) above.

        (e)    Advance of Expenses.    Subject to the provisions of Section 9(f) below, in the event that the Corporation does not assume the defense pursuant to Section 9(d) of any action, suit, proceeding or investigation of which the Corporation receives notice under this Section 9, any expenses (including attorneys' fees) incurred by an Indemnitee in defending a civil or criminal action, suit, proceeding or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter, provided, however, that the payment of such expenses incurred by an Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of the Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that the Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Section 9. Such undertaking may be accepted without reference to the financial ability of such person to make such repayment.

        (f)    Procedure for Indemnification.    In order to obtain indemnification or advancement of expenses pursuant to Sections 9(a), 9(b), 9(c) or 9(e), the Indemnitee shall submit to the Corporation a written request, including in such request such documentation and information as is reasonably available to the Indemnitee and is reasonably necessary to determine whether and to what extent the Indemnitee is entitled to indemnification or advancement of expenses. Any such indemnification or advancement of expenses shall be made promptly, and in any event within 60 days after receipt by the Corporation of the written request of the Indemnitee, unless with respect to requests under Sections 9(a), 9(b) or 9(e) the Corporation determines, by clear and convincing evidence, within such 60-day period that the Indemnitee did not meet the applicable standard of conduct set forth in Sections 9(a) or 9(b), as the case may be. Such determination shall be made in each instance by (a) a majority vote of a quorum of the directors of the Corporation consisting of persons who are not at that time parties to the action, suit or proceeding in question ("disinterested directors"), (b) if no such quorum is obtainable, a majority vote of a committee of two or more disinterested directors, (c) a majority vote of a quorum of the outstanding shares of stock of all classes entitled to vote for directors, voting as a single class, which quorum shall consist of stockholders who are not at that time parties to the action, suit or proceeding in question, (d) independent legal counsel (who may be regular legal counsel to the Corporation), or (e) a court of competent jurisdiction.

        (g)    Remedies.    The right to indemnification or advances as granted by this Section 9 shall be enforceable by the Indemnitee in any court of competent jurisdiction if the Corporation denies such request, in whole or in part, or if no disposition thereof is made within the 60-day period referred to above in Section 9(f). Unless otherwise provided by law, the burden of proving that the Indemnitee is not entitled to indemnification or advancement of expenses under this Section 9 shall be on the Corporation. Neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification is proper in the circumstances because the Indemnitee has met the applicable standard of conduct, nor an actual determination by the Corporation pursuant to Section 9(f) that the Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the Indemnitee has not met the applicable standard of conduct. The Indemnitee's expenses (including attorneys' fees) incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such proceeding shall also be indemnified by the Corporation.

        (h)    Subsequent Amendment.    No amendment, termination or repeal of this Section 9 or of the relevant provisions of the DGCL or any other applicable laws shall affect or diminish in any way the rights of any Indemnitee to indemnification under the provisions hereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

        (i)    Other Rights.    The indemnification and advancement of expenses provided by this Section 9 shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), agreement or vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in any other capacity while holding office for the Corporation, and shall continue as to an Indemnitee who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of the Indemnitee. Nothing contained in this Section 9 shall be deemed to prohibit, and the Corporation is specifically authorized to enter into, agreements with officers and directors providing indemnification rights and procedures different from those set forth in this Section 9. In addition, the Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Section 9.

        (j)    Partial Indemnification.    If an Indemnitee is entitled under any provision of this Section 9 to indemnification by the Corporation for some or a portion of the expenses (including attorneys' fees), judgments, fines or amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with any action, suit, proceeding or investigation and any appeal therefrom but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify the Indemnitee for the portion of such expenses (including attorneys' fees), judgments, fines or amounts paid in settlement to which the Indemnitee is entitled.

        (k)    Insurance.    The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) against any expense, liability or loss incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

        (l)    Merger or Consolidation.    If the Corporation is merged into or consolidated with another corporation and the Corporation is not the surviving corporation, the surviving corporation shall assume the obligations of the Corporation under this Section 9 with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the date of such merger or consolidation.

        (m)    Savings Clause.    If this Section 9 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Section 9 that shall not have been invalidated and to the fullest extent permitted by applicable law.

        (n)    Definitions.    Terms used herein and defined in Section 145(h) and Section 145(i) of the DGCL shall have the respective meanings assigned to such terms in such Section 145(h) and Section 145(i).

        (o)    Subsequent Legislation.    If the DGCL is amended after adoption of this Section 9 to expand further the indemnification permitted to Indemnitees, then the Corporation shall indemnify such persons to the fullest extent permitted by the DGCL, as so amended.

        10.   The Corporation reserves the right at any time, and from time to time, to amend or repeal any provision contained in this Certificate of Incorporation, and add other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation (as amended) are granted subject to the rights reserved in this Section.

QuickLinks

  Exhibit 2.1
AGREEMENT AND PLAN OF MERGER DATED AS OF SEPTEMBER 3, 2009 AMONG DAINIPPON SUMITOMO PHARMA CO., LTD., APTIOM, INC. AND SEPRACOR INC.
AGREEMENT AND PLAN OF MERGER
Recitals
ARTICLE 1. THE OFFER
ARTICLE 2. THE MERGER
ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
ARTICLE 5. CONDUCT OF BUSINESS
ARTICLE 6. ADDITIONAL AGREEMENTS
ARTICLE 7. CONDITIONS
ARTICLE 8. TERMINATION, AMENDMENT AND WAIVER
ARTICLE 9. GENERAL PROVISIONS
  Annex A
Conditions of the Offer
  Exhibit A
Definitions
  Exhibit B
Form of Amended Certificate of Incorporation of the Surviving Corporation